Exhibit 99.2

INVESTMENT AGREEMENT – CAUTIONARY NOTE FOR READERS

The attached Investment Agreement has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51-102 -- Continuous Disclosure Obligations, which requires Westport Fuel Systems Inc. ("Westport") to file certain material contracts to which it (or any subsidiary) is a party. Unlike certain other documents filed on behalf of Westport, the attached Investment Agreement has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about Westport (or any affiliate) for the benefit of investors. The attached Investment Agreement contains representations and warranties made by Westport and certain of its affiliates to various counterparties for risk allocation purposes, and solely for the benefit of those counterparties. National Instrument 51-102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by Westport (and its affiliates) in the attached Investment Agreement may be qualified (in whole or in part) by information redacted from the attached copy of the Investment Agreement, which information is not otherwise available to the public. Moreover, information concerning Westport, its affiliates or the subject matter of statements made in the attached Investment Agreement concerning Westport or certain of its affiliates may change after the date of the attached Investment Agreement, and subsequent information may or may not be fully reflected in Westport's public disclosures. Accordingly, investors should not rely on statements in the attached Investment Agreement concerning Westport (or any of its affiliates) as accurate statements of fact.

INVESTMENT AGREEMENT

by and among

Westport Fuel Systems Inc.

and

Westport Fuel Systems Canada Inc.

and

Volvo Business Services International AB

Dated effective as of March 11, 2024

TABLE OF CONTENTS

Page

Article I DEFINITIONS	6
1.1 Definitions.	6
1.2 Interpretation.	28
Article II SALE AND PURCHASE	29
2.1 Sale and Purchase of the Purchased LP Units, Purchased GP Shares and Purchased JVCo Shares.	29
2.2 Purchase of Transferred Assets.	29
2.3 Earn Out Purchase Price.	30
2.4 Investment Closing.	32
2.5 Withholding Rights.	32
Article III CONDITIONS TO THE INVESTMENT CLOSING	33
3.1 Conditions to Each Party’s Obligations.	33
3.2 Conditions to Obligations of Volvo Sweden at the Investment Closing.	33
3.3 Conditions to Obligations of Westport Inc at the Investment Closing.	35
3.4 Satisfaction of Conditions.	35
3.5 Notification to the other Parties.	36
3.6 If Conditions not satisfied or waived.	36
Article IV REPRESENTATIONS AND WARRANTIES OF WESTPORT INC	37
4.1 Organization and Good Standing; Certificate of Incorporation and Bylaws.	37
4.2 Power.	38
4.3 Authorization.	38
4.4 Consents.	39
4.5 Capitalization.	39
4.6 No activities by the JV Group.	40
4.7 Ownership of HPDI Sellers.	40
4.8 Changes.	40
4.9 Compliance with Instruments and Applicable Law.	41
4.10 Illegal Payments; Corruption.	42
4.11 Filings.	42
4.12 Undisclosed Liabilities.	43
4.13 Brokers.	43
4.14 Litigation.	43
4.15 Taxes.	44
4.16 Contractual Matters.	45
4.17 Environmental Matters.	46
4.18 Intellectual Property.	46
4.19 Information Technology.	50
4.20 Employees and Contractors.	51
4.21 Employee Benefit Plans.	53
4.22 Properties.	55
4.23 Insurance.	57
4.24 Transferred Assets.	57

Article V REPRESENTATIONS AND WARRANTIES BY VOLVO SWEDEN	58
5.1 Authority.	58
5.2 Proceeds of Crime.	58
Article VI COVENANTS	58
6.1 Westport Inc Covenants	58
6.2 Volvo Sweden Acknowledgments and Covenants	61
6.3 Interim Operating Covenant.	62
6.4 Preservation of the HPDI Business	64
6.5 HPDI Employees	65
6.6 Finalization of Transaction Documents	66
6.7 Availability of employees	68
6.8 Notice obligation upon change of Westport Inc outbound licenses	68
6.9 Assignment of Abandoned Patent Rights	68
6.10 Information Technology	69
6.11 Data Room Delivery	70
Article VII INDEMNIFICATION AND DISPUTES	70
7.1 Indemnity.	70
7.2 Procedures.	71
7.3 Survival.	73
7.4 Limitations on Indemnification.	73
7.5 Disputes.	73
7.6 Mitigation	74
7.7 Prior Knowledge	74
7.8 Exclusion of Other Remedies	75
7.9 Payments made pursuant to this Article	75
7.10 Environmental Conduct	75
Article VIII MISCELLANEOUS	76
8.1 Waivers and Amendments.	76
8.2 Governing Law.	77
8.3 Jury Waiver.	77
8.4 Entire Agreement.	77
8.5 Effect of Investment Closing on Existing Agreements.	77
8.6 Fees and Expenses.	77
8.7 Notices.	77
8.8 Validity.	78
8.9 Counterparts.	78
8.10 Confidentiality and Publicity.	79
8.11 Succession and Assignment.	79
8.12 Termination; Survival.	80
8.13 Currency.	80
8.14 Further Assurances.	80
8.15 Privacy.	81

Schedule 1 Adjustment to Initial Purchase Price and Closing Accounts	1
Schedule 2 Earn Out	1
Schedule 3 Arbitration	1
Schedule 4 Indemnification	1
Schedule 5 Disclosure Schedule	1

Exhibit A	Form of Limited Partnership Agreement
Exhibit B	Form of Unanimous Shareholders Agreement
Exhibit C	Form of JVCo Shareholders Agreement
Exhibit D	Form of Price Agreement
Exhibit E	Form of Framework Agreement
Exhibit F	Form of Development Agreement Novation
Exhibit G	Carve Out Plan
Exhibit H	Form of TSA
Exhibit I	Form of Asset PA
Exhibit J	Initial Business Plan
Exhibit K	Form of Pro Forma Consent to Assignment
Exhibit L	Form of Pro Forma IP Consent to Assignment

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this “Agreement”), effective as of March 11, 2024, is entered into between Westport Fuel Systems Inc., a corporation incorporated under the laws of Alberta (“Westport Inc”), Westport Fuel Systems Canada Inc., a corporation incorporated under the laws of British Columbia (“Westport Canada”) and Volvo Business Services International AB, with company registration number 556539-9853 and its registered office at 405 08 Göteborg, Sweden (“Volvo Sweden”). Westport Inc, Westport Canada and Volvo Sweden are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS Volvo Sweden is part of a broader global group of companies within the business of commercial transport solutions and products such as trucks, buses, construction equipment and drive systems for marine and industrial applications with a focus on trucking applications within its group of companies;

AND WHEREAS Westport Inc is in the business of developing technologies to allow internal combustion engines found in both on-road and off-road vehicles to run on alternative fuels (with a particular expertise in gaseous fuels) such as natural gas and other alternative fuels, in both liquid and gaseous form;

AND WHEREAS the Parties have collaborated for more than ten years and continue to collaborate to develop unique engines and vehicles based on Westport Inc’s HPDITM late cycle injection technology;

AND WHEREAS the Parties desire that Westport Inc transfer or, cause to be transferred, any and all of its (and its Affiliates’) assets applicable to the HPDI System to members of the JV Group, and that the JV Group thereafter carries on the HPDI Business;

AND WHEREAS the Parties intend that each of the Limited Partnership and the JVCo operate as a joint venture with the LP Units to be owned by Westport Canada and Volvo Canada and the JVCo Shares to be owned by Westport Canada and Volvo Sweden in order to accelerate the development, commercialization and adoption of Westport Inc’s HPDI technology on a sustainable basis for use, primarily, in the truck industry and in off-road applications including marine, rail, mining, power generation or generators, construction, and agriculture equipment applications (the “Business Objective”);

AND WHEREAS Westport Inc and Volvo Sweden entered into a Term Sheet on July 18, 2023, with respect to the Investment and entering into of the joint venture (the “Term Sheet”);

AND WHEREAS Volvo Sweden has a clear ambition to further develop its sales of vehicles applying HPDI technology, and, as the initial primary customer of the JV Group, will procure its supply of HPDI-related products from the JV Group on a non-exclusive basis.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Parties, intending to be legally bound, hereby agree as follows. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms on Article I hereto.

Article I
DEFINITIONS

1.1	Definitions.

“Abandoned Patents” [Redacted – commercially sensitive information].

“Abandoned Patents Assignment” [Redacted – commercially sensitive information].

“Abandoned Patents Query” [Redacted – commercially sensitive information].

“Accounting Instructions” means the instructions regarding the preparation of the Closing Accounts set out in Schedule 1, Part 2.

“Actual VAT Percentage” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“Adjusted Initial Purchase Price” has the meaning set forth in Section 2.1.

“Affiliate” means, with respect to a Person: (a) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with another Person; (b) any body corporate of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 20% of the voting rights attached to all voting securities of the body corporate for the time being outstanding; (c) any partner of such Person, or (d) any trust, estate or other entity or fund in which such Person has a substantial beneficial interest or as to which the Person serves as trustee, manager or administrator or in similar capacity; and for the purpose of this definition, “control” (including with correlative meanings, the terms “controlled by” or “under common control”) means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Applicable Earn Out Amount” means:

(a)	in the case of the Initial Earn Out Condition, the Initial Earn Out Amount;

(b)	in the case of the Second Earn Out Condition, the Second Earn Out Amount;

(c)	in the case of the [Redacted – confidential information] Earn Out Condition, the [Redacted – confidential information] Earn Out Amount;

(d)	in the case of the Initial [Redacted – confidential information] Earn Out Condition, the Initial [Redacted – confidential information] Earn Out Amount; and

(e)	in the case of the Second [Redacted – confidential information] Earn Out Condition, the Second [Redacted – confidential information] Earn Out Amount.

“Applicable Law” means any law, statute, code, ordinance, regulation, rule, Permit, rules of common law, including any judicial and administrative interpretations thereof, of any Governmental Entity which have been made public, including all judicial and administrative Orders which have been made public.

“Arbitration” has the meaning set forth in Section 7.5.

“Arbitrators” has the meaning set forth in paragraph 1(d) of Schedule 3.

“Asset PA” means the asset purchase agreement by and between Westport Canada (and other HPDI Sellers), the Limited Partnership, and the JVCo (and other members of the JV Group), as set out in Exhibit “I”, whereby Westport Canada, and the HPDI Sellers, agree to sell the Transferred Assets to the Limited Partnership, the JVCo and/or another member of the JV Group, as further described in Section 2.2.

“Average Contribution Margin” means [Redacted – commercially sensitive information]

“Average Sales Tax Receivable” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“Business Day” means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia, and Gothenburg, Sweden but does not in any event include a Saturday or a Sunday or statutory holiday in British Columbia, or Gothenburg, Sweden.

“Business Objective” has the meaning set forth in the Recitals.

“Canadian Leases” means the lease agreements entered into by members of the Westport Group in respect of the Canadian Properties.

“Canadian Properties” means the Properties located at: (a) 1691 West 75th Avenue (formerly 8797 Barnard Street), Vancouver, Canada; and (b) each of 8665, 8667, 8671 and 8675 Barnard Street, Vancouver, Canada.

“Canadian Sales Tax” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“Carve Out” has the meaning set forth in Section 2.2.

“Carve Out Plan” means the steps and procedures for the transfer of the Transferred Assets to the Limited Partnership, the JVCo or another member of the JV Group set out in Exhibit “G”, or as the same may be amended from time to time (including by inclusion of the Carve Out Steps Plan) by the written agreement of the Parties.

“Carve Out Steps Plan” means the process, steps and procedure by which the Limited Partnership, the JVCo or another member of the JV Group will give consideration for the Transferred Assets (to be agreed pursuant to Section 6.6).

“Cash” means the aggregate of all the JV Group’s cash balances in hand or credited to any account with a financial institution (and any interest accrued on those balances) as at the Effective Time, excluding any Trapped Cash or any other cash that is otherwise recorded to long term assets.

“China Outsourced Personnel” means [Redacted – confidential information].

“Closing Accounts” means the accounts to be prepared and agreed by the Parties or determined in accordance with Schedule 1, Part 3 and comprising the Initial Purchase Price Adjustment Statement, the Working Capital Statement, the Net Cash Statement and the Final Statement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Agreement” means any collective agreement, letter of understanding, letter of intent or other written communications with any Union, works council or other employee association that governs the terms and conditions of employment with any HPDI Employees and imposes obligations on Westport Inc or any of the HPDI Sellers.

“Common Shares” means the common shares in the capital of Westport Inc.

“Competition Authority” means any government, government agency, regulatory body or competition authority with responsibility for enforcing Applicable Law relating to competition in its jurisdiction.

“Conditions” means the conditions to the Investment Closing set out in Article III.

“Confidential Information” has the meaning set forth in Section 8.10(b).

“Consolidated JV Accounts” means, in relation to each fiscal year of the Limited Partnership and JVCo up to and including the fiscal year ending December 31, 2033, the consolidated accounts of each: (a) the Limited Partnership and its Subsidiaries; and (b) the JVCo and its Subsidiaries, in each case prepared in accordance with Schedule 2, Part 1 for the purpose of preparing the Earn Out Accounts.

“Current Assets” means those current assets indicated as “WC” on the Form of Closing Balance Sheet (Q42023 column), but for all purposes shall exclude Cash and any Excluded Assets.

“Current Liabilities” means those current liabilities indicated as “WC” on the Form of Closing Balance Sheet (Q42023 column), but for all purposes shall exclude any Debt and any Excluded Liabilities.

“Customer Contracts” means all: (a) contracts; (b) agreements; (c) tenders and offers capable of acceptance which, on acceptance, would be contractually binding; and (d) orders, for the sale or supply by Westport Inc or any of the HPDI Sellers of goods and/or services (including development services) relating to the HPDI Business and remaining to be performed (in whole or in part) by any party to them.

“Data Room” means the electronic data room entitled “Fridolf” established by Westport Canada with Datasite.

“Debt” means the aggregate of the following obligations owed by a member of the JV Group to any other Person (including a member of the Westport Group, but excluding another member of the JV Group) whether or not then due and payable, as at the Effective Time:

(a)	all monies borrowed from any bank, financial institution or other entity;

(b)	all indebtedness arising under any bond, note, loan stock or similar instrument;

(c)	obligations under leases or other arrangements which are to be accounted for as finance leases under IFRS (including but not limited to finance leases obligations relating to leased vehicles transferred to a member of the JV Group pursuant to the Asset PA);

(d)	receivables sold or discounted, including but not limited to any balances in relation to the [Redacted – commercially sensitive information];

(e)	any amount in respect of the sale or discounting of a member of the JV Group’s rights or assets in return for funding in the nature of finance and any other off balance sheet finance;

(f)	any foreign exchange contracts and all derivative instruments (including any interest or currency protection, hedging or financial future transactions);

(g)	any guarantee, counter-indemnity, letter of credit, indemnity or similar assurance against the financial loss of any other Person;

(h)	declared and/or accrued but unpaid dividends;

(i)	obligations to repay government grants and investment grants;

(j)	any deferred or contingent consideration payable in connection with the acquisition of any share capital, business, asset or undertaking;

(k)	any deferred revenue/ customer advance payments;

(l)	any liabilities/ amounts payables by any member of the JV Group to any member of the Westport Group in connection with the Carve Out, including pursuant to the Asset PA;

(m)	any amount related to stock-based compensation (LTIP);

(n)	to the extent not included in Working Capital (personnel liabilities), the aggregate amount of any bonus incentives, change of control payments or other payments to officers, employees, consultants, staff or management accrued or otherwise relating to the period prior to the Effective Time or triggered by the transactions under this Agreement, and, in each case, payable by a member of the JV Group together with employer’s Tax or insurance liability and other payroll Tax thereon;

(o)	any severance payments payable by a member of the JV Group to HPDI Employees or employees of any member of the JV Group whose employment has been terminated or who are under notice of termination at the Effective Time together with employer’s Tax or insurance liability and other payroll Tax thereon;

(p)	pension related liabilities of a member of the JV Group, including Trattamento di Fine Rapporto (TFR), as accounted and determined in accordance with IFRS (IAS 19);

(q)	any third party financial, accounting, tax, legal and other advisory fees and costs incurred by (or to be assumed by, pursuant to the Carve Out) a member of the JV Group in connection with the preparation for, negotiation and implementation of the transaction contemplated hereby, this Agreement, the Asset PA and any other Transaction Document together with any Tax charged thereon;

(r)	any liabilities of a member of the JV Group related to Transfer Taxes or Sales Taxes in relation to the transfer of the Transferred Assets or otherwise pursuant to the Carve Out or Asset PA (including transfer tax, VAT and stamp duties) (to the extent not included in Working Capital);

(s)	any unpaid amounts in respect of Taxes payable in respect of any period of time ending before the Investment Closing Date; and

(t)	any accrued but unpaid interest and all amounts payable in the nature of costs and/or fees on the termination, repayment, prepayment or cancellation of any of the above.

“Determination Date” means the date on which the Closing Accounts are agreed by the Parties or determined in accordance with Schedule 1, Part 3.

“Development Agreement Novation” means the novation agreement in respect of the Existing Development Agreement, in substantially the form set out in Exhibit “F”, to be entered into between Volvo Truck Corporation, Westport Canada and the Limited Partnership.

“Development Contracts” means all contracts, agreements, arrangements, engagements and orders relating to development, co- or joint development, cooperation or collaboration relating to the HPDI Business to which Westport Inc or any of the HPDI Sellers is a party and remaining to be performed (in whole or in part) by any party to them.

“Development Value” means [Redacted – confidential information].

“Differentiated Program or Product” means [Redacted – confidential information].

“Disclosure Schedule” means the disclosure schedule attached as Schedule 5.

“Disputed Matters” has the meaning set forth in Schedule 1, Part 3, Paragraph 1(f).

“Earn Out Accounting Instructions” means the basis of presentation, policies and procedures for the Earn Out Accounts set out in Schedule 2.

“Earn Out Accounts” means, in relation to each fiscal year of the Limited Partnership and JVCo up to and including the fiscal year ending December 31, 2033, the consolidated and aggregated accounts of the JV Group showing, inter alia, Net Profit, prepared and finalized in accordance with Schedule 2, Part 1.

“Earn Out Condition” means, as applicable, the Initial Earn Out Condition, the Second Earn Out Condition, the [Redacted – confidential information] Earn Out Condition, the Initial [Redacted – confidential information] Earn Out Condition or the Second [Redacted – confidential information] Earn Out Condition and “Earn Out Conditions” means, collectively, all of the Initial Earn Out Condition, the Second Earn Out Condition, the [Redacted – confidential information] Earn Out Condition, the Initial [Redacted – confidential information] Earn Out Condition and the Second [Redacted – confidential information] Earn Out Condition.

“Earn Out Disputed Matters” has the meaning set forth in Section 2.3(d)(vi)

“Earn Out Negotiation Period” has the meaning set forth in Section 2.3(d)(iv).

“Earn Out Notice of Objection” has the meaning set forth in Section 2.3(d)(ii).

“Earn Out Purchase Price” has the meaning set forth in Section 2.1.

“Earn Out Review Period” has the meaning set forth in Section 2.3(d)(ii).

“Earn Out Statement” means, in relation to each fiscal year of the Limited Partnership and JVCo up to the fiscal year ending December 31, 2033, a statement, in the form set out in Schedule 2, Part 2, setting out:

(a)	[Redacted – confidential information];

(b)	[Redacted – confidential information];

(c)	[Redacted – confidential information];

(d)	[Redacted – confidential information];

(e)	[Redacted – confidential information].

[Redacted – commercially sensitive information].

“Effective Time” means 12:01 a.m. (Pacific Time) on the Investment Closing Date.

“Employee” means an individual who is employed by Westport Inc or any other member of the Westport Group.

“Employee Benefit Plan” means any arrangements (legally binding or otherwise) for providing or contributing towards benefits on retirement, leaving service, death, disability, illness or injury, stock options, stock purchases, profit-sharing, bonus or other similar benefits for or in respect of any HPDI Employee or their dependants, including each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, profit-sharing, bonus, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, supplemental pension or savings or other employee benefit, in each case maintained or contributed to, or required to be maintained or contributed to, by Westport Inc or any of the HPDI Sellers.

[Redacted – commercially sensitive information].

“Environmental Law” means any Applicable Law relating to the pollution or protection of the environment (including air, surface water, groundwater, wildlife, land surface or subsurface land, and natural resources), or human health or safety (as such matters relate to Hazardous Materials), including Applicable Law relating to (a) Releases or threatened Releases of, or exposure to, Hazardous Materials, (b) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), transport or handling of Hazardous Materials, (c) recordkeeping, notification, disclosure, or reporting requirements regarding Hazardous Materials, and (d) endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimate Statement” has the meaning set forth in paragraph 2(a) of Schedule 1, Part 1.

“Estimated Net Cash” means Westport Inc’s good faith best estimate of what the Net Cash will be at the Effective Time.

“Estimated Working Capital” means Westport Inc’s good faith best estimate of what the Working Capital will be at the Effective Time.

“ETA” has the meaning set forth in paragraph 1 of Schedule 1, Part 1.

[Redacted – confidential information]

[Redacted – confidential information]

[Redacted – confidential information]

“EU Merger Regulations” means the Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings.

“Excluded Assets” means those assets, rights and agreements described in schedule 2.3(a) of the Asset PA.

“Excluded Liabilities” has the meaning set forth in section 2.5 of the Asset PA.

“Existing Development Agreement” means the master development agreement entered into between Volvo Truck Corporation and Westport Canada dated December 19, 2023, together with any valid statement of work referring to that master development agreement.

“FDI Authority” means the Coordination Group (Gruppo di Coordinamento) (Italy) or the Council of Ministers (as relevant) (Italy).

“Final Statement” has the meaning set forth in Part 1 of Schedule 1.

“Form of Closing Balance Sheet” means the form of closing balance sheet set out in Schedule 1, Part 4.

“Framework Agreement” means the Framework Agreement in the form set out in Exhibit “E”.

“Fuel Distribution System” has the meaning set forth in Section 6.6(c).

“Fuel Stations” has the meaning set forth in Section 6.6(c).

“GAAP” has the meaning set forth in Section 4.11(b).

“General Partner” means 1463861 B.C. Ltd., a corporation incorporated under the laws of the Province of British Columbia, and the general partner of the Limited Partnership.

“Government Official” has the meaning set forth in Section 4.10.

“Governmental Entity” means: any (a) government or political subdivision, whether federal, provincial, local or foreign; (b) agency or instrumentality of any such government or political subdivision; (c) federal, state, local or foreign court; (d) applicable industry self-regulatory organization; and (e) applicable stock exchange or securities regulatory authority, and shall include any Competition Authority.

“GP Shares” has the meaning set forth in Section 4.5(a).

“Group” means, in the case of Westport Inc, the Westport Group and, in the case of Volvo Sweden, the Volvo Group.

“GST/HST” has the meaning set forth in paragraph 1 of Schedule 1, Part 1.

“Hazardous Materials” means: (a) those substances listed in, defined in or regulated under any Environmental Law, including the following, as each may be amended from time to time, and all regulations thereunder: (i) the Canadian federal statutes and their provincial counterparts, including: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Clean Air Act and the Environmental Management Act (BC); and (ii) the Swedish Environmental Code (1998:808) and applicable legislation from the European Union; (b) petroleum and petroleum products, including crude oil and any fractions thereof; and (c) polychlorinated biphenyls, methane, asbestos, or asbestos-containing materials, toxic mold, radon, or other pollutants, contaminants, wastes or substances that are regulated, defined, judicially interpreted or identified under Environmental Law due to possible adverse effects on human health or the environment.

“HPDI” means high pressure direct injection.

“HPDI Business” means the business of Westport Inc and its Affiliates relating to the development, manufacture, sales, marketing and aftermarket support, service and sales of the components and systems that comprise the HPDI System for use by any OEM (including a Volvo OEM and a Third Party OEM) and in any market globally but excludes the Sub-components Business.

“HPDI Contracts” means the Customer Contracts, the Supplier Contracts, the Development Contracts and the License Contracts.

“HPDI Employees” means the Employees who provide services wholly or partly to the HPDI Business, whether on a full-time, part-time, casual, seasonal or other basis, but excluding any employees located in the United Kingdom, the United States of America, France or the Netherlands and excluding manufacturing staff at the site in Brescia, Italy.

“HPDI Independent Contractors” means the independent contractors contemplated by Westport Inc and Volvo Sweden to be offered a continued engagement with the JV Group from and after the Investment Closing Date, being those listed in Disclosure Schedule 1.1.

“HPDI IP Licenses” has the meaning set forth in Section 4.18(j).

“HPDI Sellers” means each of Westport Inc, Westport Canada, Westport Fuel Systems Italia S.r.l., Westport Fuel Systems Sweden AB, Westport Power System (Kunshan) Co. Ltd, Westport Fuel Systems Netherlands B.V. and Westport Power Services Inc. and “HPDI Seller” means any one of them.

“HPDI System” means a fuel system (whether such system is developed, in development or yet to be developed on the date of the Investment Closing):

(a)	with a fuel pressure in excess of 100 bar;

(b)	that delivers the fuel directly into the combustion chamber or a pre-chamber;

(c)	where the fuel burns fully or partly as a diffusion combustion flame at least one area of the engine map;

(d)	utilising a pre-dominantly non-diesel fuel (including but not limited to methane, natural gas, biogas, propane, LPG, bio-propane, methanol, hydrogen, ammonia, DME or gasoline); and

(e)	comprising any one or combination of everything from the fuel storage components through to the fuel injectors and the algorithms and controls to manage the fuel system, in whole or in part, where those components may include, but are not limited to, fuel conditioning components, fuel injectors, glow plugs, gas vent separator, back pressure regulator, gas rail injector, gas vent valve, diesel conditioning module, gas conditioning components such as the gas conditioning module, gas rails, fuel storage tanks, fuel storage regulators and pressure relief devices, fuel pumps (which could be cryogenic pumps, diesel pumps and/or gas compressors), brackets and other parts for mounting the fuel system onto an engine and/or vehicle, as the case may be.

“ICC Rules” has the meaning set forth in Schedule 3.

“IFRS” means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standard Board or any successor thereto, as such principles may be amended, varied or replaced from time to time, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein.

“Imputed Tax Rate” has the meaning set forth in paragraph 3(b) of Schedule 2, Part 1.

“Indemnified Party” has the meaning set forth in Section 7.2(a).

“Indemnifying Party” has the meaning set forth in Section 7.2(a)(i).

“Independent Accountant” means either: (a) an independent firm of chartered accountants of international repute (not being the auditors of Westport Inc, Volvo Sweden or any member of the JV Group), agreed by Westport Inc and Volvo Sweden; or (b) in default of agreement as to the identity of that independent firm within five Business Days of either Party notifying the other of its wish to appoint an independent firm, a specific member of an independent firm of chartered accountants to be nominated on the application of either Party by the ICC International Centre for ADR.

“Initial Business Plan” means the initial business plan of the JV Group to be finalized in accordance with Section 6.6.

“Initial Earn Out Amount” means Fifteen Million Seven Hundred and Fifty Thousand U.S. Dollars (US$15,750,000).

“Initial Earn Out Condition” [Redacted – commercially sensitive information].

“Initial Earn Out Qualifying OEM” means [Redacted – commercially sensitive information].

“Initial Purchase Price” has the meaning set forth in Section 2.1.

“Initial Purchase Price Adjustment Statement” means the statement of adjustments in the form set out in Schedule 1, Part 4 to be prepared and agreed by the Parties or, as applicable, determined in accordance with Schedule 1, Part 3.

“Initial [Redacted – confidential information] Earn Out Amount” [Redacted – commercially sensitive information]

“Initial [Redacted – confidential information] Earn Out Condition” means the sale and delivery of [Redacted – commercially sensitive information] to [Redacted – confidential information] by a member of the JV Group (following the Investment Closing) either alone or together with a member of the Westport Group (prior to the Investment Closing) within the calendar years 2024, 2025, 2026 and 2027.

[Redacted – confidential information].

“Insolvency Event” means, in relation to any Person, any formal insolvency proceedings, whether in or out of court, leading to any form of bankruptcy, liquidation, administration, receivership, arrangement or scheme with creditors, moratorium, stay or limitation of creditors’ rights, interim or provisional supervision by a court or court appointee, winding-up or striking-off in relation to such Person or any part of their assets or undertaking, or any event analogous to any such events in any jurisdiction.

“Intellectual Property” means any intellectual property rights existing from time to time in a specified jurisdiction, including any rights associated with the following: (a) patents, patent applications, utility models, inventions, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, indications and appellations of origin, rights under the law of passing off and equivalents, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing; (c) copyrightable works, copyrights (whether registered or unregistered), related rights and allied rights including moral rights, software, databases, topographies, performances and in recordings, as well as any works protected by design law or other intellectual or industrial property laws; (d) confidential and proprietary information, including trade secrets, know-how, ideas, inventions, systems, formulae, models and methodologies as well as the right in any jurisdiction to limit the use or disclosure thereof, (e) industrial designs; and (f) all applications and registrations for the foregoing.

“Investment” means the purchase by Volvo Sweden or Volvo Canada (as applicable) of the Purchased LP Units, the Purchased GP Shares and the Purchased JVCo Shares, as contemplated in this Agreement.

“Investment Closing” means the closing of the purchase of 450 LP Units, 450 GP Shares and 450 JVCo Shares by a member of Volvo’s Group as contemplated by Section 2.1.

“Investment Closing Date” means the date of the Investment Closing.

“Issued JVCo Shares” has the meaning set forth in Section 4.5(f).

“Issued LP Units” has the meaning set forth in Section 4.5(d).

“IT Systems” means all information technology and computer systems (including the hardware, software, databases, data communication lines, network and telecommunication equipment, internet-related information technology infrastructure, wide area network and other telecommunications or information technology equipment) relating to the transmission, storage, maintenance, processing or analysis of data in electronic format used in the conduct of the HPDI Business as currently conducted and to be transferred to the JV Group as part of the Transferred Assets and/ or to be acquired for use by the JV Group in accordance with the IT Transition Plan.

“IT Transition Plan” means the IT Carve-Out Roadmap and related transition plan schedules (in final form to be agreed pursuant to Section 6.6, based on the form located at document 7.Q.16 in folder 7.Q of the Data Room).

“JVCo” means HPDI Technology AB (company registration 559468-9696) a company limited by shares, established in accordance with the Swedish Companies Act (Sw. Aktiebolagslagen (SFS 2005:551)).

“JVCo Shareholders Agreement” or “JV SHA” means the shareholders agreement relating to JVCo in the form set out in Exhibit “C”.

“JVCo Shares” means the shares in the capital of JVCo.

“JV Group” means the Limited Partnership, the General Partner, JVCo and each of their respective Subsidiaries.

“Knowledge of Westport” means with respect to any matter the actual knowledge of [Redacted – confidential information], in each case with respect to the applicable matter after reasonable due inquiry.

“License Contracts” means all contracts, agreements, arrangements, engagements and orders for the license to, or authorization to use by, Westport Inc or any of the other HPDI Sellers of Intellectual Property in relation to the HPDI Business and remaining to be performed (in whole or in part) by any party to them but excluding any such contracts, engagements, agreements, arrangements or orders forming part of the Excluded Assets.

“License Agreement” has the meaning set forth in the Asset PA.

“Lien” means any lien, security interest, mortgage, pledge, charge, adverse claim, reversion, restriction, assignment, option, right to acquire or encumbrance of any kind.

“Limited Partnership” means HPDI Technology Limited Partnership, a limited partnership established under the laws of the Province of British Columbia.

“Long Stop Date” means, subject to Section 3.6(b), [Redacted – confidential information].

“Losses” has the meaning set forth in Section 7.1(a).

“LP Agreement” means the limited partnership agreement governing the Limited Partnership in the form set out in Exhibit “A”.

“LP Units” means limited partnership interests/units in the capital of the Limited Partnership.

“Management Accounts” has the meaning set forth in Section 4.11(c).

“Material Adverse Effect” means any event, circumstance, change or effect: (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of: (i) the HPDI Business, taken as a whole; (ii) any member of the Westport Group engaged in the HPDI Business (to the extent such event, circumstance, change or effect is material to the HPDI Business); or (iii) the JV Group (taken as a whole); (b) that will, or would reasonably be expected to, prevent or impair the ability of the Westport Group to consummate the Investment or the Transferred Assets Closing; (c) that will, or would reasonably be expected to, prevent the JV Group from fulfilling the Initial Business Plan in a manner which will, or would, frustrate the overall intention of the Parties’ in preparing the Initial Business Plan; (d) that will, or would reasonably be expected to, have a negative effect that is not immaterial on the reputation of the Volvo Group as an investor in the JV Group or on the JV Group, provided, however, that for purposes of clauses (a) and (c) “Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from: (i) any failure of Westport Inc to meet any projections or forecasts or any decrease in the market price of the Common Shares (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Material Adverse Effect); (ii) any changes in the European or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates; (iii) any changes in the legal or regulatory conditions in the material geographic regions in which the HPDI Business operates, including as a result of any sanctions or prohibitions; (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage; (v) the reaction of customers of the HPDI Business to the public announcement of this Agreement or other transactions contemplated hereby; (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of Volvo Sweden; (vii) pandemics, earthquakes, hurricanes or other natural disasters; or (viii) changes in Applicable Law, GAAP or the interpretation or enforcement thereof, which in the case of each of clauses (ii), (iii), (iv), (vii) and (viii) do not disproportionately affect any HPDI Seller or the HPDI Business relative to other participants in the industry in which the HPDI Seller the HPDI Business operate or the markets for any of such party’s products or services in general.

“Material Contracts” means: (a) all of the contracts, agreements, leases or other instruments related to the HPDI Business to which Westport Inc or a HPDI Seller is a party or by which Westport Inc, the HPDI Sellers or their properties are bound, which involve prospective fixed and/or contingent payments or expenditures by or to Westport Inc or the HPDI Sellers related to the HPDI Business of more than [Redacted – commercially sensitive information], or that are outside of normal ordinary and usual requirements of the HPDI Business or are otherwise material to the HPDI Business; (b) all loans or advances to or from any Person, and all loan agreements, bank lines of credit agreements, indentures, mortgages, deeds of trust, pledge and security agreements, factoring agreements, conditional sales contracts, letters of credit or other debt instruments to which Westport Inc or any of the HPDI Sellers are a party and which relate to or otherwise impact the Transferred Assets or the HPDI Business; (c) any guarantees by Westport Inc or any of its HPDI Sellers for amounts [Redacted – commercially sensitive information] and which relate to the Transferred Assets or the HPDI Business; (d) all operating or capital leases for equipment which forms part of the Transferred Assets or which otherwise relate to the HPDI Business in an amount [Redacted – commercially sensitive information] to which Westport Inc or any of the HPDI Sellers is a party; (e) all material non-competition and similar agreements applicable to the HPDI Business to which Westport Inc or a HPDI Seller is a party, (f) all contracts for the employment of any executive officer who is also a HPDI Employee or who performs services for the HPDI Business; (g) all distributor and sales agency agreements to which Westport Inc or a HPDI Seller is a party relating to the HPDI Business involving a financial commitment in excess [Redacted – commercially sensitive information]; (h) all contracts by which any Intellectual Property that forms part of the Proprietary Assets is acquired, licensed, granted, assigned or otherwise made available to Westport Inc or any of the HPDI Sellers, excluding any “shrink-wrap,” “click-wrap” and commercially available SaaS and “off the shelf” software; (i) all contracts by which any Intellectual Property that forms part of the Proprietary Assets is sold, transferred, licensed, granted, assigned or otherwise made available to a third party by Westport Inc or any of the HPDI Sellers (except where such Intellectual Property is being licensed, for non-exclusive use and only in connection with the manufacture and/ or sale of parts or components containing such Intellectual Property in the ordinary course of business); (j) any collective bargaining or union agreements, contracts or commitments which apply to any HPDI Employee; and (k) the HPDI Contracts not falling within (a) to (i) above: (i) that contain a financial commitment by any of the parties to it in excess [Redacted – commercially sensitive information]; (ii) pursuant to which Westport Inc and/ or any of the HPDI Sellers has expended (or received) an amount in excess of [Redacted – commercially sensitive information] in the 12 months prior to the date of this Agreement; or (iii) that are supply agreements for goods or services which are required for the supply of HPDI components and are not easily replaceable by equivalent suppliers on equivalent terms.

“Material Employees” means the HPDI Employees who are referenced in document number 5.55.5 in the Data Room.

“Material Restriction” means any liability, restriction or obligation that materially restricts the freedom of: (a) any member of the JV Group to carry on the whole, or any material part of the HPDI Business; or (b) any member of the Volvo Group to carry on the whole, or any part of its business, in each case in any place and in such manner as it thinks fit, or restricts the freedom of any member of the JV Group or any member of the Volvo Group to provide or take goods and/or services to or from such persons or to or from such places, as it may from time to time see fit.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“Negotiation Period” has the meaning set forth in paragraph 1(d) in Schedule 1, Part 3.

“Net Cash” means Cash less Debt.

“Net Cash Statement” means the statement of Net Cash in the form set out in Schedule 1, Part 4 to be prepared and agreed by the Parties or, as applicable, determined in accordance with Schedule 1, Part 3.

“Net Profit” means for the applicable fiscal year, the aggregated profits of the JV Group earned in a fiscal year, calculated in accordance with Schedule 2 and as shown in the applicable Earn Out Accounts.

“New Supply Agreement” means the supply agreement in relation to HPDI products, comprised of the Price Agreement, Framework Agreement and Raw Material Agreement.

“Non-Disclosure Agreement” means the non-disclosure agreement entered into by Westport Inc and AB Volvo on 18 October 2022.

“Non-HPDI Licenses” means [Redacted – commercially sensitive information].

“Notice of Objection” has the meaning set forth in paragraph 1(c) in Schedule 1, Part 3.

“OEM” means a vehicle or engine original equipment manufacturer targeting on-road products or off-road products (including trucking, mine, marine, agricultural, construction and rail equipment) utilizing HPDI Systems.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Organizational Documents” of a Person means, as applicable, the charter, certificate of incorporation, certificate of formation, articles of incorporation, bylaws, limited partnership agreement, limited liability company agreement or any similar organizational or governing document or instrument of a Person.

“Owned or Licensed Software” has the meaning set forth in Section 4.19(c).

“Party” and “Parties” have the meaning set forth in the Preamble to this Agreement.

“Patent Assignee” [Redacted – commercially sensitive information].

“PCMLA” has the meaning set forth in Section 5.2.

“Permit” means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Entity.

“Permitted Liens” means:

(a)	the subsisting conditions, provisos, restrictions exceptions or reservations or other rights contained or reserved to the Crown in the original grant from the Crown;

(b)	registered or pending restrictive covenants and rights of way in favour of utilities and public authorities;

(c)	Liens for real property taxes (which term includes charges, rates and assessments, and other governmental charges or levies) or charges for electricity, power, gas, water and other services and utilities in connection with the relevant Property that (i) have accrued but are not yet due and owing, or (ii) if due and owing, are adjusted for pursuant to this Agreement;

(d)	easements, rights of way, restrictive covenants and servitudes and other similar rights in land granted to, reserved or taken by any Governmental Entity, transit authority or public or private utility supplier or any subdivision, development, servicing, site plan or other similar agreement with any Governmental Entity, transit authority or public or private utility supplier, which do not, individually or in the aggregate, detract from the value of or impair the use or marketability of any real property, and provided same have been complied with, in all material respects on the Investment Closing Date;

(e)	any rights of expropriation, access, use or any other right conferred or reserved by or in any statute of Canada or the Province of British Columbia;

(f)	the implied conditions and reservations in Section 23(2)(a), (b), (c) and (f) of the Land Title Act (British Columbia);

(g)	all legal notations, charges, liens and interests which appear on the title searches of the Properties; and

(h)	any other Liens expressly assumed or otherwise permitted in writing by Volvo Sweden.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or any Governmental Entity.

“PPA” has the meaning set forth in Section 2.1.

“Price Agreement” means the Price Agreement in the form set out at Exhibit “D”.

“Proceeding” means any action, suit, proceeding, claim, arbitration, mediation or investigation before any Governmental Entity or before any arbitrator or mediator or similar party, or any investigation or review by any Governmental Entity or similar party.

“Pro Forma Consent to Assignment” means the pro forma consent to assignment in respect of certain HPDI Contracts in the form set out at Exhibit “K”.

“Pro Forma IP Consent to Assignment” means the pro forma consent to assignment in respect of certain Intellectual Property in the form set out at Exhibit “L”.

“Properties” means the premises leased by a member of the Westport Group and used in relation to the HPDI Business, [Redacted – commercially sensitive information].

“Proprietary Assets” means: (a) any Intellectual Property related to the HPDI Business, created, owned or co-owned by Westport Inc or any other member of the Westport Group; and (b) any right of Westport Inc or any other member of the Westport Group to use or exploit any Intellectual Property related to the HPDI Business.

“PST” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchased GP Shares” has the meaning set forth in Section 2.1.

“Purchased JVCo Shares” has the meaning set forth in Section 2.1.

“Purchased LP Units” has the meaning set forth in Section 2.1.

“QST” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“Qualifying Development Agreement” means [Redacted – commercially sensitive information].

“Qualifying OEM” [Redacted – commercially sensitive information].

“Quarter” means, in respect of a calendar year, the three month period ending on 31 March, 30 June, 30 September or 31 December (as applicable).

“Raw Material Agreement” means the Raw Material Agreement to be entered into between the relevant member(s) of the JV Group and [Redacted – commercially sensitive information] and to be agreed in accordance with Section 6.6.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water or groundwater or property and “Released” shall be interpreted accordingly.

“Relevant Competition Authority” means: (a) the Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato); (b) the Swedish Competition Authority (Konkurrensverket); (c) the Polish Competition Authority (Urzad Ochrony Konkurencji I Konsumentów); (d) the Romanian Competition Authority (Consiliul Concurentei România); and (e) in case of referral pursuant to Article 4(5) EU Merger Regulation, the European Commission.

“Remedial Action” means any works required by a Governmental Entity acting in the proper exercise of its powers, duties and functions under Environmental Laws or required by the landlord pursuant to the terms of the Canadian Leases, in order to remove, remedy, clean up, abate, contain or ameliorate the effects of any contaminants (as defined in applicable Environmental Laws) or wastes that are existing on the Canadian Properties.

"Representatives" means the directors, officers, employees, agents, lawyers, accountants, consultants and financial advisors of a Party and other members of its Group.

“Review Period” has the meaning set forth in paragraph 1(c) in Schedule 1, Part 3.

“Sales Taxes” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“Sales Tax Receivable” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“Sanctions” means international economic sanctions or embargoes issued, administered, enforced or maintained by the Office of Foreign Assets Control of the US Department of the Treasury, the US Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, Global Affairs Canada, the Canada Border Services Agency, or the Department of Justice Canada, including any enabling legislation, regulation or executive order related thereto, and any similar sanctions Laws as may be enacted from time to time in the future by the United States, Canada, the European Union (and any of its member states), the United Kingdom or the United Nations Security Council, or any other legislative body of the United Nations or other relevant Governmental Entity.

“Satisfaction Date” means the date (not being later than the Long Stop Date) on which the last of the Conditions (other than those set out in Sections 3.2(a), 3.2(d), 3.2(h), 3.2(j), 3.2(k), 3.2(l) and 3.2(j), 3.3(a) and 3.3(c)) to be satisfied or waived is so satisfied or waived.

“Second Earn Out Amount” means Nine Million U.S. Dollars (US$9,000,000).

“Second Earn Out Condition” means: [Redacted – commercially sensitive information].

“Second Earn Out Qualifying OEM” means [Redacted – commercially sensitive information].

“Second [Redacted – confidential information] Earn Out Amount” means [Redacted – commercially sensitive information]

“Second [Redacted – confidential information] Earn Out Condition” means the sale and delivery of [Redacted – commercially sensitive information] to [Redacted – confidential information] by a member of the JV Group (following the Investment Closing) either alone or together with a member of the Westport Group (prior to the Investment Closing) within the calendar years 2024, 2025, 2026 and 2027.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval established by the Canadian Securities Administrators.

“Serial Production” means launch of the relevant HPDI-related product for sale in the relevant market, such that the relevant HPDI-related product is freely available for purchase without restriction in such market.

“SOFR” means the Secured Overnight Financing Rate as calculated by the Federal Reserve Bank of New York.

“Standalone State” has the meaning set forth in Section 6.1(i).

“Sub-components Business” means the development, commercialization and sale of the Return To Tank (RTT) check valve, the IGM PRD and the Gas Supply Check Valve (HPDI 3.0 GRCA, planned SOP 2027), or any minor or immaterial derivatives thereof.

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta).

“Supplier Contracts” means all contracts, agreements, arrangements, engagements and orders for the sale or supply to Westport Inc or any of the HPDI Sellers of goods and/or services in relation to the HPDI Business and remaining to be performed (in whole or in part) by any party to them but excluding any contracts, engagements, agreements, arrangements or orders forming part of the Excluded Assets or relating to the HPDI Employees or any other employees of Westport Inc or the HPDI Sellers or the ownership or occupation of the Properties.

“Target Investment Closing Date” means the date which is: (a) the first calendar day of the calendar month after the calendar month in which the Satisfaction Date occurs, if there are five or more Business Days between the Satisfaction Date and that calendar day; or (b) the first calendar day of the second calendar month following the calendar month in which the Satisfaction Date occurs, if there are less than five Business Days between the Satisfaction Date and the first calendar day of the calendar month after the calendar month in which the Satisfaction Date occurs, or such other date as the Parties may mutually agree.

“Tax” or “Taxes” means all federal, provincial, state, territorial, local and other taxes, assessments, charges, duties, tariffs, deficiencies, fees, excises, premiums, imposts, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, employer health, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, goods and services, harmonized sales, value-added, alternative, estimated and all other taxes, and all employment insurance, health insurance and government pension plan premiums or contributions, of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, or payable: (a) pursuant to any tax sharing or tax indemnity arrangement or any other contract relating to sharing or payment of such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge; (b) or as a result of being a transferee or successor of another Person; or (c) as a result of being a member of an affiliated, consolidated, combined or unitary group (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

“Tax Act” means the Income Tax Act (Canada) and the Income Tax Application Rules (Canada).

“Tax Return” means any report, return (including any information return), statement, schedule, notice, form, declaration, claim for refund or other statement, document or information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any Applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

“Term Sheet” has the meaning set forth in the Recitals.

“Third Party” means any Person other than the Parties and their respective Affiliates.

“Third Party OEM” means an OEM which is not a Volvo OEM.

“Transaction Documents” means this Agreement, the Asset PA, the LP Agreement, the USA, the JV SHA, the Price Agreement, the Framework Agreement, the Raw Material Agreement, the Development Agreement Novation, the TSA, the Westport Inc Non-Compete, the Non-HPDI Licenses, the License Agreement and the Local Conveyances (as defined in the Asset PA).

“Transfer Taxes” means any transfer tax, stamp duty, capital duty, registration fee or duty, notarial fee or duty, stamp duty reserve tax, stamp duty land tax, real estate transfer tax and any similar Taxes (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

“Transfer Regulations” means: (a) for the member states of the European Union, the Acquired Rights Directive 2001/23/EC (as amended) (“ARD”) or any enactment of such directive under Applicable Laws; and (b) for non-member states of the European Union, those Applicable Laws which are substantially the same as, or have a similar effect to, the provisions of the ARD (if any) and in particular, for the United Kingdom, the Transfer of Undertakings (Protection of Employment) Regulations 2006.

“Transferred Assets” means the HPDI related assets of Westport Inc, or any of its Affiliates, to be transferred (including by way of sale, assignment, license, making available and/ or contribution, as appropriate) to the Limited Partnership, the JVCo or another member of the JV Group pursuant to the Asset PA, being those assets, rights and contracts described in Sections 2.1(a) – 2.1(o) and Section 2.3(b) of the Asset PA and which, for greater certainty, exclude the Excluded Assets and the Excluded Liabilities, but include the IT Systems.

“Transferred Assets Closing” means the closing of the transfer (including by way of sale, assignment and/ or contribution, as appropriate) of the Transferred Assets to the Limited Partnership, the JVCo or another member of the JV Group which shall occur on or shortly before the Target Investment Closing Date in accordance with the terms of the Asset PA and Carve Out Plan.

“Transferred Information” means any information about an identifiable individual (other than any information that is used for the purpose of communicating or facilitating communication with an individual in relation to their employment, business or profession) to be disclosed or conveyed to one party or any of its representatives or agents (a “Recipient”) by or on behalf of the other party (a “Disclosing Party”) as a result of or in connection with the Investment and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

“Transitional Employee Indemnity” [Redacted – commercially sensitive information].

“Trapped Cash” means any cash which as at the Effective Time is not capable of being spent, distributed, loaned or released by a member of the JV Group from the jurisdiction in which it is situated without material deduction or withholding or additional cost, or which is not accessible in the manner described above within a period of two Business Days from the Effective Time including any cash securing rent deposits or any other cash held as collateral in respect of obligations of any other party.

“Trigger Event” means:

(a)	in the case of the Initial Earn Out Condition, [Redacted – confidential information];

(b)	in the case of the Second Earn Out Condition, [Redacted – confidential information];

(c)	in the case of the [Redacted – confidential information] Earn Out Condition, [Redacted – commercially sensitive information];

(d)	in the case of the Initial [Redacted – confidential information] Earn Out Condition, the date which is the last day of the relevant Quarter in which the [Redacted – commercially sensitive information] is sold and delivered to [Redacted – confidential information]; and

(e)	in the case of the Second [Redacted – confidential information] Earn Out Condition, the date which is the last day of the relevant Quarter in which the [Redacted – commercially sensitive information] is sold and delivered to [Redacted – confidential information].

“TSA” means the Transition Services Agreement among, inter alios, Westport Canada, Westport Fuel Systems Italia S.r.l., Westport Fuel Systems Netherlands B.V., Westport Power Services Inc., Westport Fuel Systems (US) Inc, the Limited Partnership, the JVCo and the General Partner to be agreed pursuant to Section 6.6 and in substantially the form attached as Exhibit “H”.

“TSX” means the Toronto Stock Exchange.

“Union” means any trade union or association that may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent.

“Undisclosed Contracts” [Redacted – commercially sensitive information].

“USA” means the unanimous shareholders agreement between the General Partner and each of the shareholders of the General Partner, in the form attached as Exhibit “B”.

“VAT” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“VAT Adjustment Payment” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“VAT Adjustment Statement” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“VAT Percentage” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

“VAT Percentage Measurement Date” has the meaning set forth in paragraph 1 in Schedule 1, Part 1.

[Redacted – commercially sensitive information]

“Volvo Annual Required Payment Amount” means, in respect of each fiscal year of the Limited Partnership and the JVCo, an amount equal to the lesser of: (a) 45% of the Net Profit earned in such fiscal year; and (b) the remaining amount required to be paid by Volvo Sweden in respect of any Applicable Earn Out Amount in respect of which the relevant Earn Out Condition has been satisfied in order to have fully paid such Applicable Earn Out Amount, together with any interest accrued thereon pursuant to Section 2.3(b)(ii)(B).

“Volvo Canada” means Volvo HPDI Holding Inc., a corporation incorporated in Ontario, Canada with corporation number 1581874-5.

“Volvo Designees” means the three individuals designated by Volvo Sweden to serve on the Board of Directors of the General Partner and the Board of Directors of the JVCo.

“Volvo Group” means Volvo Sweden and its Affiliates (excluding any member of the JV Group).

“Volvo Indemnified Party” and “Volvo Indemnified Parties” have the meanings set forth in Section 7.1(a).

“Volvo Knowledge Individuals” means [Redacted – confidential information].

“Volvo Non-HPDI License” has the meaning set forth in Section 6.6(e).

“Volvo OEM” means the Swedish company AB Volvo and (a) any OEM in which AB Volvo owns, directly or indirectly, more than 50% of the share capital and/or controls, directly or indirectly, more than 50% of the votes and, (b) to the extent that the Volvo Group maintains at least the same ownership interest it holds as of the effective date of this Agreement, (i) [Redacted – confidential information], and (ii) [Redacted – confidential information], and (iii) any and all future joint ventures entered into by AB Volvo or an entity referred to in (a) above as agreed between the Parties.

“Volvo Sweden” has the meaning set forth in the Preamble to this Agreement.

[Redacted – commercially sensitive information].

[Redacted – confidential information]

“Westport Inc” has the meaning set forth in the Preamble to this Agreement.

“Westport Canada” has the meaning set forth in the Preamble to this Agreement.

“Westport Group” means Westport Inc and its Affiliates.

“Westport Inc Non-Compete” means the non-compete agreement given by Westport Inc in the form to be mutually agreed between Volvo Sweden and Westport Inc in accordance with Section 6.6(b)(v).

“Westport Indemnified Party” and “Westport Indemnified Parties” have the meanings set forth in Section 7.1(b).

“Westport Non-HPDI License” has the meaning set forth in Section 6.6(c).

“Working Capital” means the amount by which the Current Assets of the JV Group exceed (or is less than) the Current Liabilities of the JV Group as at the Effective Time.

“Working Capital Statement” means the statement of Working Capital in the form set out in in Schedule 1, Part 4 to be prepared and agreed by the Parties or, as applicable, determined in accordance with Schedule 1, Part 3.

“Working Capital Target” [Redacted – commercially sensitive information].

1.2	Interpretation.

For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

Article II
SALE AND PURCHASE

2.1	Sale and Purchase of the Purchased LP Units, Purchased GP Shares and Purchased JVCo Shares.

In reliance upon the representations, warranties and covenants of the Parties set forth herein, and subject to satisfaction of the Conditions, at the Investment Closing Date, Westport Inc shall procure the sale and delivery of, and Westport Canada shall sell and deliver, to Volvo Sweden (or the relevant member of the Volvo Group), and Volvo Sweden shall purchase (or procure the purchase of) from Westport Canada (or the relevant member of the Westport Group): (a) 450 LP Units, representing 45% of all of the issued and outstanding LP Units (the “Purchased LP Units”); (b) 450 common shares in the capital of the General Partner, representing 45% of all of the issued and outstanding shares in the capital of the General Partner (the “Purchased GP Shares”); and (c) 450 JVCo Shares (the “Purchased JVCo Shares”). The purchase price for the Purchased LP Units, the Purchased GP Shares and the Purchased JVCo Shares shall be an aggregate of Twenty Eight Million Three Hundred Fifty Thousand U.S. Dollars ($28,350,000) (the “Initial Purchase Price”) as adjusted and payable pursuant to Schedule 1 (the “Adjusted Initial Purchase Price”), plus, subject to satisfaction of the Earn Out Conditions, up to a further Forty Five Million U.S. Dollars ($45,000,000) (plus interest) as additional consideration, payable in the form of an earn out (the “Earn Out Purchase Price”) in accordance with the terms and conditions set out in Section 2.3 (such Adjusted Initial Purchase Price together with the Earn Out Purchase Price being the “Purchase Price”). The Adjusted Initial Purchase Price and the Earn Out Purchase Price shall be allocated as agreed between Westport Inc and Volvo Sweden following the date of this Agreement and prior to Investment Closing (such agreed allocation, the “PPA”). The Parties acknowledge and agree that if and when Investment Closing occurs, Volvo Sweden shall be credited an amount of US$400,000 against the payment of the Initial Purchase Price.

2.2	Purchase of Transferred Assets.

At the Transferred Assets Closing and as a condition to the Investment Closing, Westport Inc shall (and shall procure that the HPDI Sellers shall) sell, assign and transfer the Transferred Assets to the JV Group free and clear of all Liens, which sale, purchase, assignment and transfer shall be based on the Carve Out Plan, memorialized in and completed in accordance with the Asset PA (the “Carve Out”). The purchase price payable for the Transferred Assets shall be satisfied as set out in the Asset PA. At or immediately following the Transferred Assets Closing, Westport Canada shall be issued with: (i) 999 LP Units which, together with the one LP Unit already held by Westport Canada, shall represent all of the issued and outstanding LP Units as at the time of such issuance; and (ii) 999 JVCo Shares which, together with the JVCo Shares already held by Westport Canada, shall represent all of the issued and outstanding JVCo Shares as at the time of such issuance.

2.3	Earn Out Purchase Price.

(a)              Earn Out Conditions.

(i)	Initial Earn Out Condition. If the Initial Earn Out Condition has been met, Volvo Sweden and/ or Volvo Canada (as decided by Volvo Sweden) shall, subject to and in accordance with the terms set out in Section 2.3(b), pay to Westport Canada the Initial Earn Out Amount, together with any applicable interest that has accrued on the Initial Earn Out Amount in accordance with Section 2.3(b)(ii)(B).

(ii)	Second Earn Out Condition. If the Initial Earn Out Condition has been met and, subsequently, the Second Earn Out Condition has been met, Volvo Sweden and/ or Volvo Canada (as decided by Volvo Sweden) shall, subject to and in accordance with the terms set out in Section 2.3(b), pay to Westport Canada the Second Earn Out Amount, together with any applicable interest that has accrued on the Second Earn Out Amount in accordance with Section 2.3(b)(ii)(B).

(iii)	[Redacted – confidential information] Earn Out Condition. If the [Redacted – confidential information] Earn Out Condition has been met, then Volvo Sweden and/ or Volvo Canada (as decided by Volvo Sweden) shall, subject to and in accordance with the terms set out in Section 2.3(b), pay to Westport Canada the [Redacted – confidential information] Earn Out Amount, together with any applicable interest that has accrued on such [Redacted – confidential information] Earn Out Amount in accordance with Section 2.3(b)(ii)(B).

(iv)	Initial [Redacted – confidential information] Earn Out Condition. If the Initial [Redacted – confidential information] Earn Out Condition has been met, then Volvo Sweden and/ or Volvo Canada (as decided by Volvo Sweden) shall, subject to and in accordance with the terms set out in Section 2.3(b), pay to Westport Canada the Initial [Redacted – confidential information] Earn Out Amount, together with any applicable interest that has accrued on such Initial [Redacted – confidential information] Earn Out Amount in accordance with Section 2.3(b)(ii)(B).

(v)	Second [Redacted – confidential information] Earn Out Condition. If the Second [Redacted – confidential information] Earn Out Condition has been met, then Volvo Sweden and/ or Volvo Canada (as decided by Volvo Sweden) shall, subject to and in accordance with the terms set out in Section 2.3(b), pay to Westport Canada the Second [Redacted – confidential information] Earn Out Amount, together with any applicable interest that has accrued the Second [Redacted – confidential information] Earn Out Amount in accordance with Section 2.3(b)(ii)(B).

(b)          Payment of Earn Out Purchase Price.

(i)	Neither Volvo Sweden nor Volvo Canada shall be required to pay to Westport Canada any Applicable Earn Out Amount, or interest thereon, following the date on which the Volvo Annual Required Payment Amount (if any) referable to the Limited Partnership’s 2033 fiscal year and prior fiscal years has been paid to Westport Canada. For greater certainty, any Applicable Earn Out Amount which has been earned but has not become payable as a result of the aggregate Volvo Annual Required Payment Amount as of the 2033 fiscal year being insufficient shall cease to be payable at such date.

(ii)	Subject to Section 2.3(b)(i), following achievement of any of the Earn Out Conditions, the Applicable Earn Out Amount(s) shall be payable as follows:

(A)	Volvo Sweden and/ or Volvo Canada (as decided by Volvo Sweden) shall pay to Westport Inc by wire transfer, within 35 Business Days following determination of the Earn Out Statement for the applicable fiscal year, such portion of the Applicable Earn Out Amount(s) as is equal to the Volvo Annual Required Payment Amount; and

(B)	interest shall accrue on any unpaid portion of an Applicable Earn Out Amount at [Redacted – confidential information] from the date of the relevant Trigger Event until the payment of such portion of the Applicable Earn Out Amount. For greater clarity, no interest will be payable on any Applicable Earn Out Amount which has ceased to be payable pursuant to Section 2.3(b)(i).

(c)	Acknowledgement of Payee. The Parties acknowledge and agree that the Earn Out Purchase Price shall be an amount due and owing by Volvo Sweden and/ or Volvo Canada (as applicable) to Westport Canada and shall not be paid to Westport Canada through any re-allocation of Volvo Sweden’s or Volvo Canada’s share of the Net Profit of the Limited Partnership or through any re-allocation of distributions payable by JVCo to Volvo Sweden or Volvo Canada.

(d)	Preparation of Earn Out Accounts.

(i)	Westport Canada shall, as soon as reasonably practicable following the end of each applicable fiscal year, prepare and deliver to Volvo Sweden a draft of the Earn Out Accounts and the Earn Out Statement, in each case prepared in accordance with the Earn Out Accounting Instructions and including reasonable detail to support the figures therein. Westport Canada and Volvo Sweden shall procure that Westport Canada (and its respective agents and advisors) is permitted to access such books and records of the JV Group as it may reasonably require for the purpose of preparing the draft Earn Out Accounts and the Earn Out Statement.

(ii)	Subject to Section 2.3(d)(v), at any time prior to the date falling 20 Business Days after Volvo Sweden’s receipt of the draft Earn Out Accounts and Earn Out Statement pursuant to Section 2.3(d)(i) (“Earn Out Review Period”), Volvo Sweden may serve a written notice of objection on Westport Canada stating that it disagrees with the draft Earn Out Accounts and/ or the Earn Out Statement and setting out in reasonable detail the adjustments, if any, which it proposes should be made to the draft Earn Out Accounts and Earn Out Statement in order for them to comply with the requirements of Schedule 2 (“Earn Out Notice of Objection”). If Volvo Sweden does not serve an Earn Out Notice of Objection within the Earn Out Review Period, the draft Earn Out Accounts and Earn Out Statement shall be deemed to be the final form of the Earn Out Accounts and Earn Out Statement.

(iii)	During the Earn Out Review Period, Westport Canada and Volvo Sweden shall procure that they (and their respective agents or advisors) are each permitted to access such books and records of the JV Group as they may reasonably require for the purpose of reviewing the draft Earn Out Accounts and Earn Out Statements.

(iv)	Westport Canada and Volvo Sweden shall attempt in good faith to agree to the draft Earn Out Accounts and Earn Out Statement as soon as possible and, in any event, within 20 Business Days (or in such longer period as they may agree) following Westport Canada’s receipt of an Earn Out Notice of Objection (“Earn Out Negotiation Period”). During the Earn Out Negotiation Period, Volvo Sweden or Westport Canada may, by written notice to the other, propose additional adjustments and notify the other of additional matters in dispute, but only if those additional adjustments or matters arise out of the Earn Out Notice of Objection which has been served.

(v)	If at the end of the Earn Out Negotiation Period, there are no matters remaining in dispute, Westport Canada shall finalize the draft Earn Out Accounts and Earn Out Statement by amending them to reflect the adjustments agreed by Volvo Sweden and Westport Canada during the Earn Out Negotiation Period and, within 10 Business Days following the end of the Earn Out Negotiation Period, deliver to Volvo Sweden the final form of the Earn Out Accounts and Earn Out Statement.

(vi)	If, at the end of the Earn Out Negotiation Period, any matters remain in dispute (the “Earn Out Disputed Matters”), either Volvo Sweden or Westport Canada may refer the Earn Out Disputed Matters to the Independent Accountant for determination and the provisions of paragraph 2 in Schedule 1, Part 3 shall apply. If no other adjustments have been agreed by Volvo Sweden and Westport Canada during the Earn Out Negotiation Period, the draft Earn Out Accounts and Earn Out Statement submitted pursuant to Section 2.3(d)(i) shall be deemed to be the final form of the Earn Out Accounts and Earn Out Statement.

(vii)	Volvo Sweden and Westport Canada shall act in good faith towards each other regarding the referral to the Independent Accountant.

(viii)	After agreement, or determination by the Independent Accountant, of the Earn Out Disputed Matters, Westport Canada shall finalize the draft Earn Out Accounts and Earn Out Statement by amending them in accordance with such agreement or determination and, within 10 Business Days following that agreement or determination, deliver to Volvo Sweden the final form of the Earn Out Accounts and Earn Out Statement.

2.4	Investment Closing.

The Investment Closing shall take place virtually, at a time mutually agreed upon by the Parties on the Target Investment Closing Date, or at such other time and place as shall be mutually agreed to by the Parties. At the Investment Closing, Volvo Sweden shall pay the amount specified in Schedule 1, Part 1, Paragraph 2(b) to Westport Canada. Such payment shall be made by wire transfer of immediately available funds to the account designated by Westport Canada in writing and delivered at least five Business Days in advance of the Investment Closing to Volvo Sweden.

2.5	Withholding Rights.

Volvo Sweden shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under Applicable Law. If any withholding obligation may be avoided by any such Person by providing information or documentation, Volvo Sweden shall use commercially reasonable efforts to avoid such withholding obligation upon receipt of such information or documentation from such Person. To the extent that amounts are so withheld by Volvo Sweden and are paid to the applicable Governmental Entity or other applicable Person, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III
CONDITIONS TO THE INVESTMENT CLOSING

3.1	Conditions to Each Party’s Obligations.

The respective obligations of each Party to consummate the transactions described in Section 2.1 of this Agreement are subject to the satisfaction (or written waiver by both Parties), at or before the Investment Closing, of the following conditions:

(a)	approval of and consent to completion of the transfer of the Transferred Assets, the Purchased LP Units, the Purchased GP Shares and the Purchased JVCo Shares and entry into the LP Agreement, the USA and the JV SHA by each Party to such agreement being given by each Relevant Competition Authority and each FDI Authority or otherwise confirmation being given by a Relevant Competition Authority or FDI Authority or confirmation from each Party’s respective legal counsel that such approval and consent is not required by Applicable Law;

(b)	entry [Redacted – commercially sensitive information] into the New Supply Agreement;

(c)	entry [Redacted – commercially sensitive information] into the Development Agreement Novation; and

(d)	entry by the relevant members of the JV Group and Westport Canada, Westport Fuel Systems Italia S.r.l., Westport Fuel Systems Netherlands B.V., Westport Power Services Inc and Westport Fuel Systems (US) Inc into the TSA.

3.2	Conditions to Obligations of Volvo Sweden at the Investment Closing.

The obligation of Volvo Sweden to purchase the Purchased LP Units, Purchased GP Shares and Purchased JVCo Shares is subject to the satisfaction, (or written waiver by Volvo Sweden), at or before the Investment Closing, of the following conditions:

(a)	Completion of Carve-Out. The satisfactory carve-out, contribution and effective transfer of the Transferred Assets to the JV Group in accordance with the terms of the Asset PA, the Carve Out Plan and the IT Transition Plan (in accordance with Section 2.2).

(b)	Third Party Security Consents and Releases. [Redacted – commercially sensitive information].

(c)	Third Party Approvals. Approval of and consent to completion of, the transfer of the Transferred Assets, transfer of the Purchased LP Units, Purchased GP Shares and Purchased JVCo Shares and entry into the LP Agreement, the USA and the JV SHA by each Party being given by the Person described in Disclosure Schedule 3.2(c), each in the form of the Pro Forma Consent to Assignment or the Pro Forma IP Consent to Assignment (as applicable) or evidence of notice of assignment being given by the relevant HPDI Seller in respect of the contracts described in Disclosure Schedule 3.2(c) as requiring notification, rather than consent.

(d)	Third Party Approvals and Consents Effective at Investment Closing. The approvals and consents referred to in Sections 3.2(b) and 3.2(c) remaining in full force and effect at Investment Closing.

(e)	HPDI Employees and HPDI Independent Contractors. Evidence in a form reasonably satisfactory to Volvo Sweden that: (i) [Redacted – commercially sensitive information] of HPDI Employees and HPDI Independent Contractors; and (ii) [Redacted – commercially sensitive information] of Material Employees, have or will accept or otherwise assume employment with the JV Group following the Transferred Assets Closing.

(f)	Entry into the Westport Inc Non-Compete. Entry by Westport Inc into the Westport Inc Non-Compete.

(g)	Election of Volvo Representatives to the Board of the General Partner and Board of JVCo. All necessary action having been taken by Westport Inc to cause each of the Volvo Designees to be appointed to the Board of Directors of the General Partner and Board of Directors of JVCo, effective at Investment Closing.

(h)	Representations and Warranties Correct. The representations and warranties of Westport Inc set forth in this Agreement that are qualified as to materiality are true and correct, and all other representations and warranties of Westport Inc set forth in this Agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this Agreement and as of the Investment Closing Date, with the same effect as though made as of the date of this Agreement except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(i)	Performance of Obligations. Each of Westport Inc and Westport Canada shall have performed or complied with, in each case (other than with regards to the obligation at Section 2.2) in all material respects, all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Investment Closing.

(j)	Officer’s Certificate. Westport Inc shall have delivered to Volvo Sweden certificates, executed by a duly authorized officer of Westport Inc and a duly authorized officer of Westport Canada, respectively, dated as of the Investment Closing Date, certifying the authenticity and continued effectiveness of attached copies of Westport Inc’s and Westport Canada’s Articles of Incorporation, as amended, and Bylaws.

(k)	Compliance Certificate. Volvo Sweden shall have received certificates dated as of the Investment Closing Date and signed by an officer of Westport Inc on behalf of Westport Inc and Westport Canada on behalf of Westport Canada, stating that the conditions specified in Sections 3.2(h) and 3.2(i) have been satisfied.

(l)	Material Adverse Effect. Since the date hereof, no event shall have occurred that would have, or be reasonably likely to result in, a Material Adverse Effect.

3.3	Conditions to Obligations of Westport Inc at the Investment Closing.

The obligations of Westport Inc to consummate the transactions described in Section 2.1 and Section 2.2 of this Agreement are subject to the satisfaction (or written waiver by Westport Inc), at or before the Investment Closing, of the following conditions:

(a)	Representations and Warranties Correct. The representations and warranties of Volvo Sweden set forth in this Agreement that are qualified as to materiality are true and correct, and all other representations and warranties of Volvo Sweden set forth in this Agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this Agreement and as of the Investment Closing Date, with the same effect as though made as of such date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b)	Performance of Obligations. Volvo Sweden shall have performed or complied with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Investment Closing, in all material respects.

(c)	Closing Certificate. Volvo Sweden shall have delivered to Westport Inc a certificate, executed by an authorized representative of Volvo Sweden, dated as of the Investment Closing Date, certifying that the conditions specified in Sections 3.3(a) and 3.3(b) have been satisfied.

3.4	Satisfaction of Conditions.

(a)	Subject to Sections 3.4(b) and 3.4(c), each of Westport Inc and Westport Canada covenants and agrees that it shall use its commercially reasonable efforts to ensure that the Conditions set out in Sections 3.1 and 3.2 (other than Section 3.2(a)) are satisfied as soon as possible after the date of this Agreement.

(b)	Notwithstanding the generality of Section 3.4(a), each of Westport Inc and Westport Canada covenants and agrees that it shall implement the IT Transition Plan and the Carve Out Plan (for the avoidance of doubt, including any purchase and license of IT Systems required pursuant thereto) to ensure that the Condition set out in Section 3.2(a) is satisfied prior to the Investment Closing.

(c)	Notwithstanding the generality of Section 3.4(a), each Party covenants and agrees that it will, in respect of the Condition set out in Section 3.1(a):

(i)	co-operate fully in all actions necessary and at all times use its commercially reasonable efforts to procure the satisfaction of such Condition. For the avoidance of doubt, such cooperation and efforts shall not require any Party to propose any remedies or divestments to, or accept any remedies or divestments imposed on it by, any Relevant Competition Authority;

(ii)	provide the other Parties on a timely basis with such assistance (including providing to a Party information belonging to it or which it has access to) as that Party may reasonably require in connection with the preparation of any filing or notification to, or response to requests for information from, any Relevant Competition Authority;

(iii)	keep the other Parties promptly informed of the progress of all relevant notifications or filings made to a Relevant Competition Authority;

(iv)	attend and if appropriate, request (in each case, only if agreed to by the other Parties) a hearing with any Relevant Competition Authority and withdraw from any such hearing attended by the other Parties as and when matters confidential to another Party arise; and

(v)	pay an equal share of any fees or costs payable to any Relevant Competition Authority in relation to the filings or notifications.

(d)	Volvo Sweden covenants and agrees that it shall use its commercially reasonable efforts to ensure that the Conditions set out in Section 3.1 are satisfied as soon as possible after the date of this Agreement.

3.5	Notification to the other Parties.

Upon a Party becoming aware of any Condition being satisfied or of a matter, event or circumstance which will, or might, reasonably be expected to prevent a Condition from being satisfied on or before the Long Stop Date, that Party shall promptly notify the other Parties of that fact in writing and shall supply to the other Parties written evidence (if available) of the satisfaction of that Condition or a written explanation as to why that Condition has, or may have, become incapable of satisfaction or why its satisfaction is, or might be, delayed. Where such a notification is made, the Party making such notification shall continue to keep the other Parties promptly informed of any and all further matters, events or circumstances as they arise and become known relating to the satisfaction of the relevant Condition.

3.6	If Conditions not satisfied or waived.

(a)	Subject to Section 3.6(b), in the event of any Condition (other than those set out in Sections 3.2(a), 3.2(d), 3.2(h), 3.2(j), 3.2(k), 3.2(l), 3.3(a) and 3.3(c)) not being satisfied or waived by the relevant Party on or before the Long Stop Date, this Agreement shall automatically terminate.

(b)	Volvo Sweden may, by written notice to Westport Inc, extend the Long Stop Date to such later date as it may specify, provided that such date is no later than [Redacted – confidential information], whereupon the provisions of this Agreement shall apply as if such later date were the Long Stop.

(c)	If any matter, event or circumstance comes to the attention of Volvo Sweden which would prevent a Condition being satisfied on or before the Long Stop Date, Volvo Sweden may, by written notice to Westport Inc and Westport Canada, elect to terminate this Agreement without liability on its part.

Article IV
REPRESENTATIONS AND WARRANTIES OF WESTPORT INC

Westport Inc hereby represents and warrants to Volvo Sweden that the statements contained in the following paragraphs of this Article IV are all true and correct as of the date hereof and as of the Investment Closing Date (except to the extent made only as of a specified date, in which case as of such date):

4.1	Organization and Good Standing; Certificate of Incorporation and Bylaws.

(a)	Westport Inc: (i) is a corporation duly organized, validly existing and in good standing under the laws of the Province of Alberta; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted and to own, lease and operate its properties where such properties are now owned, leased or operated.

(b)	Each HPDI Seller is: (i) duly established, validly existing and in good standing under the laws of its jurisdiction of incorporation; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted and to own, lease and operate its properties where such properties are now owned, leased or operated.

(c)	Westport Inc and each of the HPDI Sellers: (i) is duly qualified to conduct business as a foreign or extra-provincial corporation; and (ii) is in good standing and has obtained all necessary extra-provincial or foreign registrations required to operate as a foreign or extra-provincial corporation, in all jurisdictions where the properties owned, leased or operated by it are located or where its business is conducted.

(d)	The General Partner: (i) is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted. The General Partner is or will be by the Transferred Assets Closing: (x) duly qualified to conduct business as a foreign or extra-provincial corporation to carry on its business in all jurisdictions as now conducted and proposed to be conducted; and (y) in good standing and has obtained all necessary extra-provincial or foreign registrations required to operate as a foreign or extra-provincial corporation, in all jurisdictions where the properties owned, leased or operated by it (or will be transferred to it pursuant to the Asset PA) are located or where its business is (or will be) conducted.

(e)	The Limited Partnership: (i) is a limited partnership duly established, validly existing and in good standing under the laws of the Province of British Columbia; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted. The Limited Partnership is or will be by the Transferred Assets Closing: (x) duly qualified to conduct business as a foreign or extra-provincial limited partnership to carry on its business as now conducted and proposed to be conducted; and (y) in good standing and has obtained, or will have obtained prior to the Investment Closing Date, all necessary extra-provincial or foreign registrations required to operate as a foreign or extra-provincial limited partnership, in all jurisdictions where the properties owned, leased or operated by it (or will be transferred to it pursuant to the Asset PA) are located or where its business is (or will be) conducted.

(f)	The JVCo: (i) is a corporation duly organized, validly existing and in good standing under the laws of Sweden; and (ii) has, or will have by the Transferred Assets Closing, all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted. The JVCo is or will be by the Transferred Assets Closing: (x) duly qualified to conduct and carry on its business as a corporation in all jurisdictions as now conducted and proposed to be conducted; and (y) in good standing and has obtained all necessary registrations required to operate as a corporation, in all jurisdictions where the properties owned, leased or operated by it (or will be transferred to it pursuant to the Asset PA) are located or where its business is (or will be) conducted.

(g)	Each member of the JV Group (other than the Limited Partnership, the General Partner and the JVCo) will, upon its incorporation and by the Investment Closing Date: (i) be duly established, validly existing and in good standing under the laws of its respective jurisdiction; (ii) have all requisite corporate power and authority to carry on its business as proposed to be conducted; and (iii) have obtained all necessary registrations to operate in all jurisdictions where the properties owned, leased or operated by it (or will be transferred to it pursuant to the Asset PA) will be located or where its business will be conducted.

(h)	No Insolvency Event has been commenced or applied for under any Applicable Law by Westport Inc, any of the HPDI Sellers or any member of the JV Group or, to the Knowledge of Westport, applied for against Westport Inc, any of the HPDI Sellers or any member of the JV Group by any Person under any Applicable Law or threatened in writing to be applied for by any Person, nor is Westport Inc, any of the HPDI Sellers or any member of the JV Group compelled under any Applicable Law to apply for the commencement of such proceedings.

4.2	Power.

Westport Inc, each of the HPDI Sellers and each member of the JV Group has all requisite legal and corporate power to enter into, execute, deliver and perform their obligations under this Agreement and the other Transaction Documents to which they are a party. Assuming due execution and delivery by the other parties thereto, this Agreement is, and upon their execution and delivery, the Transaction Documents to which they are a party will be, valid and binding obligations of Westport Inc, each of the HPDI Sellers and each relevant member of the JV Group, enforceable in accordance with their terms, subject to: (i) Applicable Law relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application, heretofore or hereafter enacted or in effect affecting creditors’ rights and remedies generally; and (ii) the exercise of judicial or administrative discretion in accordance with general equitable principles, particularly as to the availability of the remedy of specific performance and relief.

4.3	Authorization.

(a)	Action. All corporate and legal action on the part of Westport Inc, each of the HPDI Sellers, each member of the JV Group, their respective officers, directors, shareholders and members necessary for the execution and delivery of this Agreement, the other Transaction Documents, the issuance of the LP Units and JVCo Shares pursuant to the Asset PA and Carve Out Plan, sale of the LP Units, the consummation of the Transferred Assets Closing and the performance of Westport Inc’s, each HPDI Seller’s, each member of the JV Group’s obligations hereunder and thereunder, has been taken or will have been taken as at the applicable closing date.

(b)	Valid Issuance. (i) the LP Units and the JVCo Shares when issued to Westport Canada in compliance with the Asset PA and the Carve Out Plan will be validly issued and delivered to Westport Canada; and (ii) the Purchased LP Units, the Purchased GP Shares and the Purchased JVCo Shares when transferred in compliance with the provisions of this Agreement will be delivered to Volvo Sweden (or Volvo Canada, as the case may be) free and clear of any Liens.

(c)	Non-contravention. None of the execution, delivery and performance of and compliance with this Agreement and the other Transaction Documents, nor the issuance of the LP Units, transfer of the Purchased LP Units, issuance of the JVCo Shares or transfer of the Purchased JVCo Shares or transfer of assets or equity interests pursuant to the Asset PA will result in or constitute any breach, default or violation of: (i) any agreement, contract, lease, license, instrument or commitment (oral or written) to which Westport Inc, a HPDI Seller or any member of the JV Group is a party or is bound; or (ii) any Applicable Law applicable to Westport Inc, a HPDI Seller, any member of the JV Group or their respective properties, including any rule imposed by the TSX or NASDAQ, or result in the creation of any Lien upon any of the properties or assets of Westport Inc, a HPDI Seller or any member of the JV Group (other than as contemplated by the Transaction Documents or in connection with the grant of a general security interest and/or pledge of LP Units, GP Shares and/or JVCo Shares in favour of [Redacted – confidential information] over the LP Units, the GP Shares and/or JVCo Shares registered to Westport Canada immediately following the Investment Closing).

4.4	Consents.

Except for the consents described in Disclosure Schedule 4.16(b) and Schedules 4.5(a) and 4.5(b) to the Asset PA with respect to those consents required for the Transferred Assets Closing and the approval and consent of each Relevant Competition Authority and FDI Authority, no consent, approval, order or authorization of, or designation, registration, declaration or filing with, any federal, state, local or provincial or other Governmental Entity or other Person by Westport Inc, any of the HPDI Sellers or any member of the JV Group is required in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents or the offer, sale or issuance of the LP Units, GP Shares or JVCo Shares, under Applicable Law.

4.5	Capitalization.

(a)	The authorized capital of the General Partner consists of an unlimited number of common shares, of which 1,000 common shares have been issued (the “GP Shares”). The GP Shares have been validly issued and are fully paid or credited as fully paid. Westport Canada is the sole legal and beneficial owner of the GP Shares.

(b)	There is no Lien in relation to any of the GP Shares or unissued common shares in the capital of the General Partner. No Person has claimed to be entitled to a Lien in relation to any of the GP Shares or any unissued common share in the capital of the General Partner.

(c)	The rights, preferences, privileges and restrictions of the GP Shares are as stated in the General Partner’s Articles of Incorporation and as otherwise provided in the British Columbia Business Corporations Act.

(d)	As at the date hereof, one LP Unit is issued and outstanding and as at the Investment Closing Date 1,000 LP Units (the “Issued LP Units”) and no more shall be issued and outstanding. As at the Investment Closing Date, the Issued LP Units will have been validly issued and Westport Canada will be the sole legal and beneficial owners of the Issued LP Units.

(e)	There is no Lien in relation to any of the LP Units and no Person has claimed to be entitled to a Lien in relation to any of the LP Units [Redacted – commercially sensitive information].

(f)	The authorized capital of the JVCo consists of an unlimited number of common shares, of which one common share has been issued and as at the Investment Closing Date 1,000 common shares (the “Issued JVCo Shares”) and no more shall be issued. The Issued JVCo Shares will have been validly issued and will be fully paid or credited as fully paid. Westport Canada will be the sole legal and beneficial owner of the Issued JVCo Shares.

(g)	There is no Lien in relation to the Issued JVCo Shares or unissued shares in the capital of JVCo. No Person has claimed to be entitled to a Lien in relation to any of the Issued JVCo Shares or any unissued share in the capital of JVCo [Redacted – commercially sensitive information].

(h)	The rights, preferences, privileges and restrictions of the Issued JVCo Shares are as stated in the JVCo’s Articles of Association and Certificate of Registration.

4.6	No activities by the JV Group.

Other than as set out in the Carve Out Plan, the IT Transition Plan or the Asset PA, no member of the JV Group has, since its respective incorporation: (i) carried on any business at any time; (ii) acquired or disposed of any assets or liabilities; or (iii) entered into any agreement, arrangement, undertaking or commitment and no such actions will be undertaken prior to Investment Closing without the prior written consent of Volvo Sweden.

4.7	Ownership of HPDI Sellers.

Westport Inc owns: (i) directly 100% of the issued and outstanding equity securities of Westport Canada; (ii) indirectly 100% of the issued and outstanding equity shares of each of the remaining HPDI Sellers. The HPDI Sellers represent all of the members of the Westport Group who own Transferred Assets or otherwise undertake or carry on the HPDI Business.

4.8	Changes.

Since December 31, 2022, except as disclosed in Disclosure Schedule 4.8, there has not occurred or could reasonably be expected to occur any of the following:

(a)	any Material Adverse Effect;

(b)	any resignation or termination of any officer of Westport Inc or any of the HPDI Sellers, other than with respect to [Redacted – commercially sensitive and personal privacy related information];

(c)	any material change, except in the ordinary course of business, in the contingent obligations of Westport Inc or any of the HPDI Sellers by way of guaranty, endorsement, indemnity, warranty or other contractual arrangement;

(d)	any damage, destruction or loss, whether or not covered by insurance, that is material to the business or operations of the HPDI Business;

(e)	any waiver by Westport Inc or any of the HPDI Sellers of a material right or of a material debt owed to it and related to the HPDI Business;

(f)	to the Knowledge of Westport, any labor organization activity related to Westport Inc or any of the HPDI Sellers;

(g)	any sale, assignment or transfer of any Proprietary Asset, other than the non-exclusive license by Westport Inc or any of the HPDI Sellers of such Proprietary Assets to customers, suppliers or contract manufacturers in the ordinary course of business consistent with past practices on terms disclosed by Westport Inc to Volvo Sweden;

(h)	any change in any Material Contract to which Westport Inc or any of the HPDI Sellers is a party or by which it is bound; or

(i)	any arrangement or commitment by Westport Inc or any of the HPDI Sellers to do any of the acts described in this Section 4.8.

4.9	Compliance with Instruments and Applicable Law.

(a)	Neither Westport Inc nor any of the HPDI Sellers nor any member of the JV Group is in violation of any provisions of its respective Organizational Document, each as currently in effect. Westport Inc, each of the HPDI Sellers and each member of the JV Group, and each of their respective officers, agents and employees, has been and is in compliance in all respects with all Applicable Law in relation to the HPDI Business and to the Knowledge of Westport there are no facts or circumstances which could form the basis for any violation of such Applicable Law, except where failure to be in compliance does not have an adverse effect on the business or operations of the HPDI Business. Westport Inc and each of the HPDI Sellers has been and is currently in compliance in all respects with all Applicable Law relating to the importation or exportation of its products to any country and Sanctions in relation to the HPDI Business.

(b)	No investigation, pre-investigation, inquiry, review or enforcement action by, or on behalf of, any Governmental Entity in respect of Westport Inc or any of the HPDI Sellers in relation to the HPDI Business or any member of the JV Group is pending or in existence or has been conducted or threatened and no notice, production order or similar in respect of the same has been received and to the Knowledge of Westport there is no matter, event or circumstance which might give rise to the same.

(c)	All Permits and other authorizations granted by Governmental Entities held by Westport Inc and the HPDI Sellers and which are necessary to the HPDI Business are valid and sufficient for the HPDI Business presently carried on by them and all such Permits will transfer to a member of the JV Group pursuant to the Asset PA, except for the permit issued by the City of Vancouver in respect of the cooling tower operating permits and any other permits which are noted in the Asset PA, the schedules thereto, or in the Carve Out Plan as being the subject of a new permit application by a member of the JV Group, and none have been (or are likely to be) suspended, revoked, cancelled, restricted, amended, varied or not renewed (either as a result of the transaction contemplated by the Transaction Documents or otherwise).

4.10	Illegal Payments; Corruption.

None of Westport Inc, any of the HPDI Sellers, nor, to the Knowledge of Westport, any director, officer, agent or employee of Westport Inc or any of the HPDI Sellers has: (i) paid, caused to be paid, agreed to pay, or offered, directly or indirectly, in connection with the HPDI Business, any payment or gift given to any Person (including but not limited to any Person acting in an official capacity for any Governmental Entity, to any political party or official thereof, or to any candidate for political office (each, a “Government Official”) with the purpose of (w) influencing any act or decision of such Government Official in his official capacity; (x) inducing such Government Official to perform or omit to perform any activity related to his legal duties; (y) securing any improper advantage; or (z) inducing such Government Official to influence or affect any act or decision of any Governmental Entity), in each case, in order to assist Westport Inc or any of the HPDI Sellers thereof in obtaining or retaining business for or with, or in directing business to, Westport Inc or any of the HPDI Sellers; (ii) made any illegal contribution to any political party or candidate; or (iii) intentionally established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose. Without limiting any of the foregoing, neither Westport Inc nor any of the HPDI Sellers, nor, to the Knowledge of Westport, any director, officer, agent or employee of Westport Inc or any of the HPDI Sellers has taken any action or engaged in any practice or conduct that would: (a) violate or be contrary to any Applicable Law relating to bribery and corruption, including the Canadian Corruption of Foreign Public Officials Act or U.S. Foreign Corrupt Practices Act, nor has paid, caused to be paid, agreed to pay, or offered, directly or indirectly, in connection with the HPDI Business, any bribe, kickback, other similar illegal payment or gift, to any supplier or customer; and (b) constitute insider dealing under Applicable Law.

4.11	Filings.

(a)	Compliance with Filing Requirements. Westport Inc, each HPDI Seller and each member of the JV Group has filed all reports, schedules, forms, statements, exhibits and other documents required to be filed by it with the securities commissions or other applicable provincial and national securities regulatory authorities, including the TSX and NASDAQ as applicable. As of the date hereof, any such filings, as they may have been subsequently amended by filings made by Westport Inc (or the relevant HPDI Seller or member of the JV Group) with applicable Canadian securities regulatory authorities, the Securities and Exchange Commission or the TSX or NASDAQ, as the case may be, prior to the date hereof, complied in all material respects with the requirements of Applicable Law relating to securities applicable to such filings. None of the filings, as of the date filed and as they may have been subsequently amended by filings made by Westport Inc (or the relevant HPDI Seller or member of the JV Group) with the applicable securities regulatory authority prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither Westport Inc, any HPDI Seller or any member of the JV Group has made any confidential filings with the securities commissions or other applicable provincial and national securities regulatory authorities, including the TSX and NASDAQ.

(b)	Financial Information and Related Matters – Financial Statements. The financial statements of Westport Inc and each HPDI Seller comply in all material respects with applicable accounting requirements and the rules and regulations of the applicable securities regulators with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (or relevant applicable accounting standards in each jurisdiction), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial condition of Westport Inc and the members of the Westport Group that are consolidated as part of such financial statements as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(c)	Financial Information and Related Matters – Management Accounts. The management accounts at Disclosure Schedule 4.11(c) (the “Management Accounts”) fairly present, in all material respects, the financial results of the operation and net operating assets of the HPDI Business, as reported within the Westport Group.

4.12	Undisclosed Liabilities.

Except for (i) those liabilities that are reflected or reserved for in the consolidated financial statements of Westport Inc and each of the HPDI Sellers for the nine months ended September 30, 2023, (ii) liabilities incurred since September 30, 2023 in the ordinary course of business consistent with past practice, and (iii) liabilities incurred pursuant to the transactions contemplated by this Agreement, Westport Inc and the HPDI Sellers do not have any material liabilities or obligations related to the HPDI Business of any nature whatsoever (whether accrued, absolute, contingent or otherwise).

4.13	Brokers.

No Person is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement based upon arrangements made by or on behalf of Westport Inc or any member of the Westport Group or any member of the JV Group.

4.14	Litigation.

There is no Proceeding pending or, to the Knowledge of Westport, threatened, by any Person and to the Knowledge of Westport, there is no investigation pending by any Governmental Entity, in each case against Westport Inc, any of the HPDI Sellers or any member of the JV Group in relation to the HPDI Business or which could impact the HPDI Business or the JV Group save as set out in Disclosure Schedule 4.14. Neither Westport Inc nor any of the HPDI Sellers in relation to the HPDI Business, nor any of the Properties, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity. Neither Westport Inc nor any of the HPDI Sellers are in default with respect to any judgment, order or decree of any Governmental Entity in relation to the HPDI Business or which could impact the HPDI Business or the JV Group.

4.15	Taxes.

(a)	Westport Inc and each of the HPDI Sellers has duly and timely filed with the appropriate Governmental Entity all Tax Returns required to be filed in respect of the HPDI Business, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Westport Inc and each of the HPDI Sellers has duly paid (or there has been paid on their behalf), or made adequate provisions for, all Taxes required to be paid by them in relation to the HPDI Business (whether or not shown on any Tax Return).

(b)	Except as set out at Disclosure Schedule 4.15(b): (i) There are no audits or other Proceedings pending or to the Knowledge of Westport, threatened against Westport Inc or any of the HPDI Sellers with regard to any Taxes or Tax Returns of Westport Inc or any of the HPDI Sellers in relation to the HPDI Business, nor are there any investigations by or matters under discussion with any Governmental Entity relating to Taxes in relation to the HPDI Business; (ii) no deficiency for Taxes of Westport Inc or any of the HPDI Sellers in relation to the HPDI Business has been claimed, proposed or assessed in writing or, to the Knowledge of Westport, threatened, by any Governmental Entity, which deficiency has not yet been settled; and (iii) none of Westport Inc nor any of the HPDI Sellers has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any tax period in relation to the HPDI Business.

(c)	None of the transactions described in Section 2.2 of this Agreement are a “reportable transaction”, within the meaning of section 237.3 of the Tax Act, or a “notifiable transaction”, within the meaning of section 237.4 of the Tax Act.

(d)	Each of Westport Inc and, if required by Applicable Law, the HPDI Sellers are duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax [Redacted – confidential information].

(e)	Neither Westport Inc nor any of the HPDI Sellers has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes in relation to the HPDI Business.

(f)	Each of Westport Inc and the HPDI Sellers has duly and timely collected all amounts on account of any sales or transfer or similar Taxes, including value added, goods and services, harmonized sales and provincial or territorial sales Taxes, required by Applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entities any such amounts required by Applicable Law to be remitted by it in relation to the HPDI Business.

(g)	Each of Westport Inc and the HPDI Sellers has duly and timely withheld from each payment made or deemed made by it in relation to the HPDI Business all Taxes and other deductions required under any Applicable Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited by it to or for the account or benefit of any Person, including any employees, officers or directors and any non-resident Person) and has duly and timely remitted all such Taxes and other amounts to the appropriate Governmental Entities.

(h)	There are no Liens for Taxes upon, pending against or threatened against any of the Transferred Assets other than Permitted Liens.

(i)	Neither Westport Inc nor any of the HPDI Sellers have acquired property or services from or disposed of property or provided services to a Person with whom it does not deal at arm’s length (for purposes of the Tax Act) for an amount that is other than the fair market value of such property or services, and has not been deemed to have done so for purposes of any Applicable Law in respect of Taxes, in circumstances that could give rise to liability for the Limited Partnership, the JVCo, the General Partner or any other member of the JV Group (including any liability under subsection 160(1) of the Tax Act or any analogous provision of any Applicable Law of any jurisdiction) or create any lien or security over the Transferred Assets. The transfer of the Transferred Assets will not give rise to liability to any member of the JV Group under subsection 160(1) of the Tax Act or any analogous provision of any Applicable Law of any jurisdiction.

(j)	Each of Westport Inc and the HPDI Sellers is and has at all times been resident for Tax purposes solely in its jurisdiction of incorporation or formation, and no claim has been made by any Governmental Entity in a jurisdiction where Westport Inc or an HPDI Seller does not file Tax Returns that Westport Inc or such HPDI Seller is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, and neither Westport Inc nor any HPDI Seller has a taxable presence or nexus other than in the jurisdictions in which it currently files Tax Returns.

(k)	No member of the JV Group is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement or is liable for the Taxes of any other Person as a transferee or successor, by contract or Law, or otherwise.

(l)	No member of the JV Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period ending after the Investment Closing Date as a result of an action taken on or prior to the Investment Closing Date, including any (i) change in, or use of an improper, method of accounting during a period ending on or prior to the Investment Closing Date, (ii) sale or other disposition made on or prior to the Investment Closing Date, (iii) agreement with any Governmental Entity entered into on or prior to the Investment Closing Date, (iv) prepaid amount received on or prior to the Investment Closing Date, (v) Tax election made on or prior to the Investment Closing Date, or (vi) transaction with a member of the Westport Group occurring on or prior to the Investment Closing Date.

(m)	Neither Westport Inc nor Westport Canada are non-residents of Canada within the meaning of the Tax Act. None of the Transferred Assets transferred pursuant to the Asset PA (other than Transferred Assets transferred by Westport Inc or Westport Canada) constitute “taxable Canadian property” within the meaning of the Tax Act.

4.16	Contractual Matters.

(a)	Westport Inc has provided Volvo Sweden with copies of each Material Contract, together with each HPDI Contract (except, in each case, the Undisclosed Contracts), summaries of the Undisclosed Contracts and details of any arrangements that are of material importance to the HPDI Business.

(b)	Disclosure Schedule 4.16(b) constitutes a correct and complete list of all consents and approvals required for the Material Contracts to be transferred to the Limited Partnership (or another member of the JV Group) and the Limited Partnership (or other member of the JV Group) to assume the rights, benefits and remedies to the Material Contracts in place of Westport Inc or the respective HPDI Seller.

(c)	None of the HPDI Contracts are: (i) an agency, distributorship, franchise or management agreement or arrangement; (ii) an agreement or arrangement entered into other than in the ordinary course of business; or (iii) an agreement or arrangement in which any other member of the Westport Group, any other business unit of Westport Inc or officer or manager of Westport Inc or a HPDI Seller or any person connected with any such officer or manager is interested, either directly or indirectly.

(d)	There is no breach of, and there are no grounds for termination, rescission, avoidance or repudiation of, any HPDI Contract or any allegation of such and no HPDI Contract is invalid and no Person has alleged that it is so.

(e)	Except as disclosed in Disclosure Schedule 4.16(e), none of the HPDI Contracts or other contracts entered into by a member of the Westport Group include any exclusivity rights or otherwise restrict the JV Group’s right to operate or its scope of business in any location and none of the HPDI Contracts contain any restriction which would restrict any member of the Volvo Group from conducting any business in any location.

4.17	Environmental Matters.

Westport Inc and the HPDI Sellers: (a) are in compliance with all, and have not violated any, applicable Environmental Laws in respect of the HPDI Business and/ or the Properties; (b) have not received any written communication in the past five (5) years from any Person alleging that either Westport Inc or any of the HPDI Sellers is in violation of or has any liability arising under any Environmental Laws; (c) have obtained all approvals and permits required under Environmental Laws in respect of the Properties and to conduct the HPDI Business as conducted as of the date of this Agreement and are in compliance with all terms and conditions of such approvals and permits; (d) are not subject to any pending or, to the Knowledge of Westport, threatened Proceeding pursuant to any Environmental Laws against itself or any Person whose liability Westport Inc or any of the HPDI Sellers have contractually assumed. Neither Westport Inc nor any of the HPDI Sellers has Released any Hazardous Materials in a manner that would reasonably be expected to result in liability to any of them or that would reasonably be expected to adversely affect any of their operations. To the Knowledge of Westport, no Hazardous Materials have been treated on or are now stored on, or are present at, under, in or affecting, and there has been no spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any Hazardous Materials from, on, in or under any of the Properties or into the environment, or at any location to which Hazardous Materials have been sent for re-use or recycling or for treatment, storage or disposal, except releases permitted or otherwise authorized by Environmental Laws.

4.18	Intellectual Property.

(a)	Disclosure Schedule 4.18(a) constitutes a correct and complete list of all Intellectual Property registrations and applications for registration that form part of the Proprietary Assets. Except as set forth on Disclosure Schedule 4.18(a), Westport Inc or the HPDI Seller indicated in Disclosure Schedule 4.18(a) as the owner of an Intellectual Property registration or application is the sole legal and beneficial owner of each such registration and application for Intellectual Property. Westport Inc or the relevant HPDI Seller, as the case may be, has the full and unencumbered right to use and license any such Intellectual Property and to transfer the ownership (or co-ownership) interest in such Intellectual Property to the Limited Partnership (or another member of the JV Group). Where any Intellectual Property is indicated in Disclosure Schedule 4.18(a) to be co-owned by Westport Inc or an HPDI Seller with a third party, legal and beneficial ownership of that Intellectual Property is as indicated, and Westport Inc or that HPDI Seller is the sole legal and beneficial owner of its co-ownership interest in that Intellectual Property. Except as set forth on Disclosure Schedule 4.18(a), no third party and no Affiliate of Westport Inc has a right to restrict Westport Inc, the relevant HPDI Seller or the member of the JV Group acquiring such Intellectual Property to use or license any such Intellectual Property, or to restrict Westport Inc’s or the relevant HPDI Seller’s ability to transfer such Intellectual Property (or its co-ownership interest therein). Except as set forth on Disclosure Schedule 4.18(a), each such item listed (or that should be listed) in Disclosure Schedule 4.18(a) is free from any Liens, subsisting, valid, enforceable, in good standing and not subject to Proceedings or, to the Knowledge of Westport, threatened Proceedings to challenge, expunge, oppose, cancel or invalidate any such registrations or applications.

(b)	Disclosure Schedule 4.18(b) constitutes a correct and complete list of all non-registered Intellectual Property that form part of the Proprietary Assets and are material to the HPDI Business. Except as set forth on Disclosure Schedule 4.18(b), Westport Inc or the HPDI Seller indicated in Disclosure Schedule 4.18(b) as the owner of an Intellectual Property is the sole legal and beneficial owner of each such Intellectual Property. Westport Inc or the relevant HPDI Seller, as the case may be, has the full and unencumbered right to use and license any such Intellectual Property and to transfer the ownership (or co-ownership) interest in such Intellectual Property to the Limited Partnership (or another member of the JV Group). Where any Intellectual Property is indicated in Disclosure Schedule 4.18(b) to be co-owned by Westport Inc or an HPDI Seller with a third party, legal and beneficial ownership of that Intellectual Property is as indicated, and Westport Inc or that HPDI Seller is the sole legal and beneficial owner of its co-ownership interest in that Intellectual Property. Except as set forth on Disclosure Schedule 4.18(b), no third party and no Affiliate of Westport Inc has a right to restrict Westport Inc, the relevant HPDI Seller or the member of the JV Group acquiring such Intellectual Property to use or license any such Intellectual Property, or to restrict Westport Inc’s or the relevant HPDI Seller’s ability to transfer such Intellectual Property (or its co-ownership interest therein). Except as otherwise indicated in Disclosure Schedule 4.18(b), each such item listed (or that should be listed) in Disclosure Schedule 4.18(b) is free from any Lien, subsisting, in good standing and not subject to Proceedings or, to the Knowledge of Westport, threatened Proceedings to challenge ownership of such Intellectual Property.

(c)	Disclosure Schedule 4.18(c) constitutes a correct and complete list of all licenses relating to Intellectual Property that form part of the Transferred Assets, excluding any licenses for “shrink-wrap,” “click-wrap” and commercially available “off the shelf” software (whether as SaaS or on premise software). Except as set forth on Disclosure Schedule 4.18(c) Westport Inc or the relevant HPDI Seller who is the licensee of such license that is (or should be) listed on Disclosure Schedule 4.18(c) is the sole legal and beneficial owner of such license, and each license listed (or that should be listed) in Disclosure Schedule 4.18(c) is free from any Lien, subsisting and, to the Knowledge of Westport, in good standing, valid and enforceable, not subject to Proceedings or, to the Knowledge of Westport, threatened Proceedings to challenge, expunge, oppose, cancel or invalidate any such license. (i) Neither Westport Inc nor the relevant HPDI Seller who is the licensee of such license, nor, to the Knowledge of Westport, the respective other contract parties to any such licenses has done, or omitted to do, anything which constitutes, or might constitute, a material breach thereof; and (ii) there are no grounds on which any of these licenses can be terminated by the other contract party for cause or due to consummation of the Transaction Documents.

(d)	(i) Westport Inc and/or the HPDI Sellers own, co-own or are licensed or otherwise possess valid and sufficient rights to use all Intellectual Property that forms part of the HPDI Business and to conduct the HPDI Business as it is currently conducted and as contemplated to be conducted, and, except as set forth in Section 4.19(c), all such Intellectual Property (or valid and sufficient rights to use such Intellectual Property) will be transferred to the Limited Partnership (or another member of the JV Group) pursuant to the Transferred Assets Closing; (ii) the conduct of the HPDI Business as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party; (iii) the conduct of the HPDI Business over the past six (6) years has not involved any infringement, misappropriation or violation of the Intellectual Property of any third party; (iv) there are no pending or threatened claims with respect to any of the Intellectual Property owned or co-owned or purported to be owned or co-owned by Westport Inc or any of the HPDI Sellers and related to the HPDI Business; (v) no third party is currently infringing, misappropriating or violating the Intellectual Property owned or co-owned or purported to be owned or co-owned by Westport Inc or any of the HPDI Sellers and related to the HPDI Business; (vi) there are no orders, writs, injunctions, or decrees to which Westport Inc or any of the HPDI Sellers is subject with respect to any Intellectual Property and related to the HPDI Business; (vii) the transactions contemplated by this Agreement and the Transaction Documents will not alter in a manner materially adverse to Westport Inc, any of the HPDI Sellers, the JV Group or the contemplated conduct of the HPDI Business, or materially impair Westport Inc’s or any of the HPDI Sellers’ rights in, or with respect to, any Intellectual Property described in Sections 4.18(a), 4.18(b) and 4.18(c) or the JV Group’s prospects of acquiring such rights; (viii) all licenses and consents to use Intellectual Property of third parties which are necessary to conduct the HPDI Business as currently conducted are transferable and/or sub-licensable to the JV Group, subject to the consents described in Disclosure Schedule 4.16(b) and schedules 4.5(a) and 4.5(b) to the Asset PA with respect to those consents required for the Transferred Assets Closing which will be obtained as agreed in this Agreement and in the Asset PA, are in full force and effect and no default or material noncompliance exists on the part of Westport Inc or the HPDI Sellers or on the part of other parties thereto; (ix) the Intellectual Property owned or co-owned, or purported to be owned or co-owned by Westport Inc or the HPDI Sellers and related to the HPDI Business does not include any Intellectual Property in respect of which any officers, employees, consultants, contractors of Westport Inc or the HPDI Sellers or other third parties have any rights and all current and former officers, employees, consultants, contractors of Westport Inc and the HPDI Sellers and other Persons contributing to such Intellectual Property have assigned in writing all of their rights in any such Intellectual Property and have waived in writing any moral rights therein (to the maximum extent permissible under Applicable Law); and (x) Westport Inc and the HPDI Sellers have taken commercially reasonable steps with current and former officers, employees, consultants, contractors of Westport Inc or any of the HPDI Sellers, and other relevant Persons to maintain the secrecy and confidentiality of all trade secrets that form part of the Transferred Assets.

(e)	Disclosure Schedule 4.18(e) constitutes a correct and complete list of all consents and approvals that are required from any third party for Westport Inc or the respective HPDI Seller to: (i) transfer to the Limited Partnership (or another member of the JV Group) its ownership or co-ownership interest in any part of the Proprietary Assets; or (ii) assign or sublicense, as applicable, to the Limited Partnership (or another member of the JV Group) its license to any material Intellectual Property related to the HPDI Business, which are required for the Limited Partnership (or another member of the JV Group) to retain ownership or co-ownership of the respective Proprietary Assets once the acquisition of partnership interests as contemplated by this Transaction has been perfected; and all such consents and approvals have been granted in writing, or will have been granted in writing on or prior to the Investment Closing Date. All conditions required to be fulfilled or occurred for any ownership or co-ownership interest in Proprietary Assets or licenses to be transferred to the Limited Partnership (or another member of the JV Group) or to use Intellectual Property for the HPDI Business as currently conducted have been fulfilled or have occurred, or will be fulfilled on or prior to the Investment Closing Date.

(f)	The Transferred Assets, together with the assets and services provided to the JV Group pursuant to the TSA and any software or hardware obtained by Westport Inc or another HPDI Seller on the JV Group’s behalf following the date hereof and prior to the Investment Closing Date, and any licenses provided to the JV Group pursuant to the Asset PA, constitute all of the rights, properties and assets required for the HPDI Business as conducted by Westport Inc and the HPDI Sellers and which are required to conduct the HPDI Business immediately following the Investment Closing and enable the JV Group to independently operate the HPDI Business as currently conducted with effect from the Investment Closing.

(g)	There are no unfulfilled obligations of Westport Inc or the HPDI Sellers towards any Employee, especially no remuneration or compensation obligations pursuant to Applicable Law in relation to employee inventions or employee creations and no such claims have been made against Westport Inc or an HPDI Seller.

(h)	(i) Neither Westport Inc nor any of the HPDI Sellers has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate Westport Inc or any of the HPDI Sellers to grant or offer to any other Person any license or right to any Intellectual Property owned or purported to be owned by Westport Inc or any of the HPDI Sellers and related to the HPDI Business, and (ii) [Redacted – commercially sensitive information], no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any such Intellectual Property, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership rights, license rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property; and (iii) no software has been used, directly or indirectly, to create, in whole or in part, any Intellectual Property owned or purported to be owned by Westport Inc or any of the HPDI Sellers and related to the HPDI Business that is under any “open source,” “copyleft,” or similar license that requires, as a condition of use, that such Intellectual Property: (A) be made available or distributed to the public, (B) be licensed for the purpose of preparing derivative works for no consideration, or (C) be redistributable at no license fee.

(i)	There are no Liens on any of the Intellectual Property owned or purported to be owned by Westport Inc or any of the HPDI Sellers and related to the HPDI Business.

(j)	There are no licenses in or to Intellectual Property owned or purported to be owned by Westport Inc or any of the HPDI Sellers that forms part of the Proprietary Assets except for any customary licenses required in order to allow suppliers or vendors to fulfill their obligations vis-à-vis the HPDI Business, including manufacturing parts based on Intellectual Property of Westport Inc, or those listed in Disclosure Schedule 4.18(j) (the “HPDI IP Licenses”), and none of these licenses forbid, impede or otherwise impact the use of such Intellectual Property as necessary and sufficient for the HPDI Business as currently conducted by Westport Inc or any of the HPDI Sellers and as proposed to be conducted by the JV Group.

(k)	None of the Intellectual Property contained on document 6.d.i.18 of the Data Room is used, intended for use or required for the HPDI Business.

(l)	To the Knowledge of Westport, neither the products of the HPDI Business as currently developed and/or produced or as currently planned to be developed and/or produced by the JV Group after the Investment Closing, nor the processes relating to production of such products which are currently used or are currently planned to be used by the JV Group after the Investment Closing, nor the operation and/or control of HPDI Systems as currently developed and/or produced or as currently planned to be developed and/or produced by the JV Group after the Investment Closing, infringe, misuse, or misappropriate, or result in the unlawful disclosure of, any Intellectual Property of any other Person.

(m)	Westport Inc and the HPDI Sellers have, in relation to the HPDI Business, complied in all respects with Applicable Law relating to data privacy and protection and none of Westport Inc or any of the HPDI Sellers have received, in relation to the HPDI Business, any notice, letter or complaint, or been the subject of any enquiry from any Governmental Entity with responsibility or authority in relation to data privacy matters, or any data subject, alleging non-compliance with Applicable Law relating to data privacy and to the Knowledge of Westport, there is no matter, event or circumstance which could give rise to such a notice, letter, complaint or enquiry.

4.19	Information Technology.

(a)	The IT Systems are: (i) in good repair and operating condition and sufficient to perform all information technology operations reasonably necessary to conduct the HPDI Business as currently conducted and which are required to conduct the HPDI Business immediately following the Investment Closing and enable the JV Group to independently operate the HPDI Business as currently conducted with effect from the Investment Closing; and (ii) to the Knowledge of Westport, do not contain any virus, spyware, malware, worm, Trojan horse, or other similar technology, disabling codes or instructions or other similar code or software routines or components.

(b)	Westport Inc and the other members of the Westport Group have not experienced any significant outage or disruption of the IT Systems since December 31, 2022. To the Knowledge of Westport, there have been no security breaches in the information technology systems of Westport Inc or any of the HPDI Sellers or the information technology systems of a third party to the extent used in the HPDI Business since December 31, 2022.

(c)	Part 1 of Disclosure Schedule 4.19(c) sets forth a true and complete list of all of the software that is Intellectual Property owned (or co-owned) by or licensed to Westport Inc or any of the HPDI Sellers and used to operate the HPDI Business (“Owned or Licensed Software”). All of the Owned or Licensed Software indicated on Part 2 of Disclosure Schedule 4.19(c) forms part of the Transferred Assets and the excluded Owned or Licensed Software indicated on Part 3 of Disclosure Schedule 4.19(c) shall form part of the Excluded Assets except as otherwise agreed by the Parties in connection with any amendments or changes to the Asset PA pursuant to Section 6.6(b)(iv). The Owned or Licensed Software: (i) is in satisfactory working order, operates in accordance with its specifications or documentation and all customer requirements, and is scalable to meet current and reasonably anticipated capacity and legal and contractual obligations; (ii) has appropriate security, backups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, data loss or security breaches occurring and to ensure that if such event does occur that it does not cause a material disruption to the HPDI Business, including the provision of the products and services to customers; (iii) is configured and maintained using industry standard practices in Canada to endeavor to prevent the effect of viruses; (iv) to the Knowledge of Westport, does not contain Trojan horses, spyware, adware, malware, time bomb, or other malicious code; and (v) has not suffered any material breakdown, failure, or security breach since December 31, 2022 that has caused material disruption or damage to the HPDI Business or was reportable to any Governmental Entity or Person; (vi) subject to the consents described in Disclosure Schedule 4.16(b) and schedules 4.5(a) and 4.5(b) to the Asset PA with respect to those consents required for the Transferred Assets Closing which will be obtained as agreed in this Agreement and in the Asset PA, Westport Inc or the respective HPDI Seller(s) is permitted to transfer each such Owned or Licensed Software, other than such Owned or Licensed Software reflected on Part 3 of Disclosure Schedule 4.19(c), to the Limited Partnership (or another member of the JV Group) pursuant to the Transferred Assets Closing; (vii) indicated on Part 2 of Disclosure Schedule 4.19(c) shall, together with any assets or services provided to the JV Group pursuant to the TSA and software or hardware obtained by Westport Inc or HPDI Seller on the JV Group’s behalf following the date of this Agreement and prior to the Investment Closing Date and any license provided to the JV Group by Westport Inc or a HPDI Seller pursuant to the Asset PA, be sufficient for the operation of the HPDI Business in the ordinary course by the JV Group with effect from the Investment Closing; and (viii) is not subject to any claim, allegation, or, to the knowledge of Westport, basis for any claim or allegation, that any part of it is infringing, violating, or misappropriating, invalid or unenforceable or that any of the respective HPDI Sellers’ rights with respect thereto are subject to claims or defenses that would impair or preclude enforcement of such rights, including misuse, laches, acquiescence, or statute of limitations, abandonment, or fraudulent registration.

4.20	Employees and Contractors.

(a)	Disclosure Schedule 4.20(a) sets forth a complete list of each HPDI Employee and HPDI Independent Contractor which indicates for each individual: (i) their position or title; (ii) the location of their employment; (iii) their start date; (iv) their cumulative length of service with their applicable employing entity; (v) their status as full-time, part-time or temporary; (vi) their hourly wage or annual salary; (vii) their entitlement to bonuses, incentive schemes, benefits, commissions and other compensation; (viii) the Employee Benefit Plan(s) in which the individual participates; (ix) their annual vacation entitlement, and reasonable expected accrued and unused vacation entitlement as of the Investment Closing Date; (x) their annual paid time off entitlement, and unused paid time off entitlement as of the Investment Closing Date; (x) an indication of any individual who is on leave of absence together with the reason for the leave, their last date of active service and their expected date of return to work; (xi) an indication of any individual who is party to a written employment or independent contractor agreement relating to the HPDI Business and (xii) an indication of any individual who is a member of a collective bargaining unit.

(b)	Westport Inc has provided Volvo Sweden with correct and complete copies of all employment agreements and independent contractor agreements for each HPDI Employee and HPDI Independent Contractor (save for in respect of those HPDI Employees employed by Westport Canada), as well as all handbooks and material policies that apply to the HPDI Employees. Each of the HPDI Employees employed by Westport Canada have entered into employment agreements on the same terms as the template agreements provided in Disclosure Schedule 4.20(b), with no variations to the terms thereto.

(c)	Westport Inc has provided Volvo Sweden with correct and complete copies of all work permits for any HPDI Employee or HPDI Independent Contractor whose ability to work or carry out their duties for the HPDI Business is subject to a work permit or similar government authorization.

(d)	Except as set out in Disclosure Schedule 4.20(d), there are no employment contracts between Westport Inc or any HPDI Seller and any HPDI Employee or HPDI Independent Contractor that are not terminable on the giving of reasonable notice in accordance with Applicable Law, nor are there any employment or other contracts providing for payments or other entitlements, contingent or otherwise, on or in connection with this Agreement.

(e)	None of the HPDI Employees or HPDI Independent Contractors are subject to any restrictions, including any non-competition agreement, which would prevent the HPDI Employee or HPDI Independent Contractor from entering into an employment relationship with a member of the JV Group or carrying on employment with a member of the JV Group in substantially the same capacity as the HPDI Employee or HPDI Independent Contractor carried on employment immediately prior to the Investment Closing Date.

(f)	No HPDI Employee or HPDI Independent Contractor has given or received notice terminating his employment or engagement (where that notice has not yet expired) and no HPDI Employee or HPDI Independent Contractor has threatened to terminate his employment or engagement.

(g)	Except as otherwise disclosed in Disclosure Schedule 4.20(g), all amounts due and owing or accrued due, but not yet owing, for all HPDI Employees or HPDI Independent Contractor compensation, including salary, wages, overtime, bonuses, commissions, vacation pay, sick days, other compensation payments, or benefits under the Employee Benefit Plans, including Westport Inc’s omnibus incentive plan providing for the issuance of equity-based compensation awards, have been paid in full or, if accrued, will be borne by Westport Inc.

(h)	There are no outstanding or unaccrued assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing in respect of any HPDI Employees or HPDI Independent Contractors pursuant to any Applicable Law relating to workers’ compensation. To the Knowledge of Westport, no audit of Westport Inc or any of the HPDI Sellers is currently being performed under any Applicable Law relating to workers’ compensation.

(i)	All orders and inspection reports received by Westport Inc or any HPDI Seller in the past two years under Applicable Law relating to occupational health and safety have been made available to Volvo Sweden. There are no outstanding orders issued under Applicable Law relating to occupational health and safety relating to the HPDI Employees, HPDI Independent Contractors, the Transferred Assets or the HPDI Business.

(j)	To the Knowledge of Westport, Westport Inc and each HPDI Seller is and has been in compliance with all terms and conditions of employment and all Applicable Law pertaining to employment, including employment standards, labour standards, wages, hours of work, overtime, human rights, pay equity, employment equity, pensions, occupational health and safety, immigration, workers’ compensation, income Tax withholding, payroll Taxes, remittances (including those under the Canada Pension Plan) or any other employment-related matter arising under Applicable Law, and there are no outstanding claims, complaints, investigations or orders under any such Applicable Law.

(k)	Westport Inc and the HPDI Sellers are not a party to or bound by, either directly or by operation of Applicable Law, any Collective Agreement in respect of the HPDI Employees or HPDI Independent Contractors, any voluntary recognition agreement or other contract with any Union, and Westport Inc and the HPDI Sellers are not engaged in any labour negotiation with any Union. Neither Westport Inc nor any of the HPDI Sellers have or are engaged in any unfair labour practice. No unfair labour practice complaint, certification application, grievance or arbitration proceeding is pending or, to the Knowledge of Westport, threatened against Westport Inc or any of the HPDI Sellers.

(l)	Except with respect to [Redacted – commercially sensitive information], there has never been any Union representing or purporting to represent any HPDI Employee or HPDI Independent Contractor, and, to the Knowledge of Westport, no Union or group of HPDI Employees or HPDI Independent Contractors is seeking or has sought to organize the HPDI Employees or HPDI Independent Contractors for the purpose of collective bargaining. No Union has applied to have Westport Inc or any of the HPDI Sellers declared a common or related employer under any Applicable Law relating to labour relations.

(m)	Within the last three (3) years, there has never been, nor is there, any threat of any labour strike, slowdown, work stoppage, lockout, work-to-rule, or other similar labour disruption or dispute affecting Westport Inc, the HPDI Sellers, any of the HPDI Employees or HPDI Independent Contractors and which did not, or would not, also have a similar effect on other businesses within the country in which any such labour disruptions occurred.

(n)	There are no and, during the two years ending on the date of this Agreement, there have not been any, claims, disputes, enquiries or investigations by, or relating to any HPDI Employee or HPDI Independent Contractor and, to the Knowledge of Westport, there is no matter, event or circumstance which could give rise to any such claim, dispute, enquiry or investigation.

4.21	Employee Benefit Plans.

(a)	There are no Employee Benefit Plans which are applicable to HPDI Independent Contractors other than Westport Inc’s omnibus plan providing for the issuance of equity-based compensation awards.

(b)	Westport Inc has provided Volvo Sweden with a true and complete list of each Employee Benefit Plan applicable to the HPDI Employees. Each such Employee Benefit Plan has been maintained, sponsored, administered, funded, reserved or contributed to in all material respects in accordance with its terms and Applicable Law. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Employee Benefit Plan applicable to the HPDI Employees have been paid or remitted in a timely fashion or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof in compliance with its terms and all Applicable Law and administrative practices and policies of any Governmental Entity.

(c)	Each Employee Benefit Plan applicable to the HPDI Employees that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the United States Internal Revenue Service as to its qualified status and, to the Knowledge of Westport, no event has occurred that could be reasonably expected to adversely affect the qualified status of any such Employee Benefit Plan. To the Knowledge of Westport, neither Westport Inc nor any of the HPDI Sellers has engaged in a nonexempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Benefit Plan applicable to any HPDI Employees that could result in material liability to the HPDI Business, taken as a whole. Each Employee Benefit Plan maintained for employees located in Canada and engaged in the HPDI Business that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered or qualified in accordance with Applicable Law, and, to the Knowledge of Westport, no event has occurred with respect to any such Employee Benefit Plan that could reasonably be expected to result in the revocation of the registration of such Employee Benefit Plan or which could otherwise reasonably be expected to adversely affect the tax status of such Employee Benefit Plan. No act or omission has occurred and no condition exists that violates the material terms of an Employee Benefit Plan and subjects Westport Inc or any of the HPDI Sellers to any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Benefit Plan.

(d)	Other than set out in Disclosure Schedule 4.21(d), none of Westport Inc, any of the HPDI Sellers or any of their ERISA Affiliates, has or could reasonably be expected to have material liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan; (iii) a “registered pension plan” as defined in subsection 248(1) of the Tax Act which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act; (iv) any benefit plan maintained for Canadian employees engaged in the HPDI Business to which Westport Inc or the HPDI Sellers are required to contribute and which is not maintained or administered by Westport Inc or the HPDI Sellers; (v) a “multi-employer pension plan” as contemplated under Applicable Law relating to provincial pension benefits or “multi-employer plan” as defined under section 8500(1) of the regulations under the Tax Act; (vi) any self-insured or “administrative services only” employee welfare benefit plan; (vii) a “retirement compensation arrangement” or “salary deferral arrangement”, as each term is defined in subsection 248(1) of the Tax Act; (viii) an “employee life and health trust” as such term is defined in subsection 248(1) of the Tax Act and (ix) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by Applicable Law.

(e)	Neither Westport Inc nor any of the HPDI Sellers has any formal plan or has made any legally binding promise or commitment to create any additional benefit plans which would be considered to be an Employee Benefit Plan once created or to amend the terms of any Employee Benefit Plan to materially increase the cost of the benefits provided under any such Employee Benefit Plan.

(f)	No Proceeding with respect to the administration or the investment of the assets of any Employee Benefit Plan (other than routine claims for benefits) is pending or expressly threatened in writing, nor, to the Knowledge of Westport, have there been any inquiries, investigation, examination or audit by any Governmental Entity against or involving any Employee Benefit Plan.

(g)	Neither the execution of this Agreement, the Transferred Assets Closing nor the Investment Closing will: (i) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of Westport Inc or any of the HPDI Sellers; (ii) give rise to any payment or benefit by Westport Inc or any of the HPDI Sellers to any of their current or former employees or other service providers engaged in the HPDI Business; or (iii) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of Westport Inc or any of the HPDI Sellers.

4.22	Properties.

(a)	Disclosure Schedule 4.22(a) contains a list of all leased real property used by Westport Inc or the HPDI Sellers in connection with the HPDI Business. All leases and other documents disclosed by Westport Inc about the Properties are true, accurate and complete in all material respects and the leases are the only agreements under which any person has any right to lease, use or occupy any portion of the Properties, none of which has been amended or further modified, except as set out in Disclosure Schedule 4.22(a).

(b)	Westport Inc and each of the HPDI Sellers, as the case may be, is the sole legal and beneficial owner of the leasehold interest to all of the Properties, has a good and marketable leasehold interest pursuant to valid and enforceable leases, free and clear of all encumbrances, other than Permitted Liens, in respect of the Properties. To the Knowledge of Westport, there is no Person in unlawful possession or occupation of, or who has or claims any rights or easements of any kind in respect of, any Property or any part of any Property, adverse to the estate, interest, right or title of the relevant HPDI Seller.

(c)	Other than Permitted Liens, there are no Liens registered that interfere with the use and occupation of the Properties. None of Westport Inc or the HPDI Sellers, as the case may be, are in default of its obligations under any Permitted Lien.

(d)	The rents and other payments reserved by each lease in respect of the Properties have not been paid in advance of the time for payment under the applicable lease other than in accordance with the terms of the respective lease, save as set out in Disclosure Schedule 4.22(d).

(e)	None of Westport Inc or the HPDI Sellers, as the case may be, are in default of its obligations under the applicable leases relating to the Properties and no written notice has been given by Westport Inc or the applicable HPDI Seller purporting to terminate or surrender such lease prior to the expiry of the applicable term under such lease. No Property is subject to the payment of any outgoings (except the usual operating expenses, rates, utility charges and taxes) and principal rent, insurance premiums and service charges and all outgoings have been paid when due and there are no disputes about any payments under the leases relating to the Properties.

(f)	Westport Inc and the HPDI Sellers are in possession of the Properties and have not further transferred, assigned, hypothecated, pledged, mortgaged, sublet or otherwise parted with possession of the Properties to another Person.

(g)	The Properties are accessible by public highways and serviced by public and/or private utilities that are necessary for the operation of the HPDI Business.

(h)	The improvements, systems and equipment constructed, installed or placed on the Properties are in compliance with all Applicable Law, including building codes and by-laws, in good operating condition and repair and adequate for the uses to which they are being put in connection with the HPDI Business.

(i)	The use of the Properties by Westport Inc and/ or the relevant HPDI Seller is in compliance with all Applicable Law and all necessary Permits and licences required to operate the HPDI Business or occupy the Properties, including, without limitation, zoning and land use by-laws and Westport Inc and the HPDI Sellers, as the case may be, possess all necessary licences and Permits to operate the HPDI Business from the Properties and is in compliance with the same.

(j)	Westport Inc has not received notice of any alteration, repair, improvement or other work has been ordered, directed or requested in writing to be done or performed to or in respect of the Properties by any local, municipal, provincial, or other competent authority, which alteration, repair, improvement or other work has not been completed, except as would not, individually or in the aggregate, have a material and adverse effect on the operation of the HPDI Business.

(k)	All accounts for work and services performed and materials placed or furnished upon or in respect of the Properties at the request of Westport Inc or the HPDI Sellers have been fully paid and satisfied, except for any such accounts that are not past due at the date hereof.

(l)	No part of the Properties has been taken or expropriated by any Governmental Entity or other competent authority nor has Westport Inc received any notice or proceeding in respect thereof been given or commenced.

(m)	Westport Inc and the HPDI Sellers are not indebted to any person, business, company or Governmental Entity which by operation of law or otherwise may constitute a Lien on the Properties or which could materially affect the right of Westport Inc, the HPDI Sellers or a member of the JV Group to lease and occupy the Properties and obtain revenue under the relevant leases.

(n)	Other than consents of the respective landlord to the leases, there are no third party consents necessary to transfer, assign and convey the leases in respect of the Properties to a member of the JV Group.

(o)	Westport Inc and the HPDI Sellers have not received written notice of any Proceeding pending or threatened against Westport Inc, or the HPDI Sellers or the Properties or the occupancy and use thereof for the HPDI Business before any Governmental Entity which could materially affect the right of Westport Inc, the HPDI Sellers or a member of the JV Group to lease and occupy the Properties.

4.23	Insurance.

(a)	Westport Inc and the HPDI Sellers are, and have at all material times, been adequately insured in relation to the HPDI Business (including the HPDI Employees, each Property and each other asset) against accident, damage, injury, third party loss, credit risk, and all other risks normally insured against by companies carrying on similar business to the HPDI Business.

(b)	No claims have been made, no claim is outstanding and, to the Knowledge of Westport Inc, no matter, event or circumstance exists which might give rise to a claim in respect of the HPDI Business under any of the applicable insurance policies.

4.24	Transferred Assets.

(a)	The Transferred Assets are legally and beneficially owned by Westport Inc and the HPDI Sellers, free from any Liens (other than those set out in Disclosure Schedule 4.24(a)). The Transferred Assets, together with the assets and services provided to the JV Group pursuant to the TSA and any software or hardware obtained by Westport or another HPDI Seller on the JV Group’s behalf following the date hereof and prior to the Investment Closing Date or after the Investment Closing Date as reflected in Schedule 2.3(b) of the Asset PA and any licenses provided to the JV Group pursuant to the Asset PA, represent all of the assets and Intellectual Property which have been developed for, are required for, or are used in, the HPDI Business. Except for those assets or services provided to the JV Group pursuant to the TSA and any software or hardware obtained on the JV Group’s behalf following the date hereof and prior to the Investment Closing Date and any licenses provided by Westport Inc or a HPDI Seller to the JV Group pursuant to the Asset PA, the Transferred Assets, taken as a whole, constitute all of the rights, properties and assets to enable the JV Group to independently operate the HPDI Business from Investment Closing in the same manner in which it is currently conducted.

(b)	Following the consummation of the Transferred Assets Closing: (i) the Limited Partnership shall have ownership of, or an appropriate license to utilize, any and all assets and Intellectual Property which relate in part to the HPDI Business and in part to any retained business of Westport Inc, with the exception of any excluded Owned or Licensed Software as indicated in Part 3 of Disclosure Schedule 4.19(c); and (ii) a JV Group member shall have obtained new licenses in replacement for the excluded Owned or Licensed Software as indicated in Schedule 2.3(b) of the Asset PA or otherwise provided pursuant to the Asset PA covering the use of such Owned or Licensed Software by any member of the JV Group that requires to use such license.

(c)	Except as otherwise agreed to in writing by Volvo Sweden, as at the Investment Closing the Transferred Assets will have been transferred to the applicable JV Group entity in accordance with the steps, terms and conditions of the Asset PA, the Carve Out Plan and the IT Transition Plan.

Article V
REPRESENTATIONS AND WARRANTIES BY VOLVO SWEDEN

Volvo Sweden represents and warrants to Westport Inc as follows:

5.1	Authority.

Volvo Sweden is a limited liability company duly formed, validly existing and in good standing under the laws of Sweden. Volvo Sweden has the requisite legal right and power, as applicable, to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents. Assuming due execution and delivery by the other Parties, this Agreement is, and upon their execution, the other Transaction Documents to which Volvo Sweden is a party will be, valid and binding obligations of Volvo Sweden, enforceable in accordance with their terms, subject to: (a) Applicable Law relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application, heretofore or hereafter enacted or in effect affecting creditors’ rights and remedies generally; and (b) the exercise of judicial or administrative discretion in accordance with general equitable principles, particularly as to the availability of the remedy of specific performance and relief.

5.2	Proceeds of Crime.

The funds representing the Purchase Price advanced by Volvo Sweden hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”). To the best of Volvo Sweden’s knowledge, none of the funds provided to pay the Purchase Price: (a) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America or Sweden; or (b) are being tendered on behalf of a Person that has not been identified to it.

Article VI
COVENANTS

6.1	Westport Inc Covenants

Westport Inc covenants and agrees that from and after the date hereof:

(a)	Access.

Until the Investment Closing Date, to the extent permitted by Applicable Law and not in contravention of the rights of third parties, Westport Inc shall permit representatives of Volvo Sweden and Volvo Canada to have reasonable access to the properties of Westport and its Affiliates which relate to or are used in the HPDI Business, to examine the corporate books and make copies or extracts therefrom or to discuss the affairs, finances and accounts of Westport Inc and its Affiliates relating to the HPDI Business with the principal officers and employees of Westport Inc upon request, all during normal business hours and subject to other reasonable restrictions by Westport Inc.

(b)	Tax Law Compliance.

Westport Inc shall pay all Transfer Taxes arising or paid as a result of or by reference to the sale, delivery or transfer by Westport Inc to Volvo Sweden and Volvo Canada of the Purchased LP Units, Purchased GP Shares and Purchased JVCo Shares.

(c)	Stop-Orders.

Westport Inc will advise Volvo Sweden promptly after it receives notice of issuance by any provincial securities commission, any state securities commission or any other regulatory authority of any cease trade order, stop order or of any order preventing or suspending Westport Canada’s ability to transfer the Purchased LP Units, Purchased GP Shares and/ or Purchased JVCo Shares.

(d)	Market Regulations.

Westport Inc shall notify the TSX and NASDAQ of, and make all necessary filings with provincial securities regulators, in accordance with their requirements, in connection with, the transactions contemplated by this Agreement, and shall take (and procure that Westport Canada takes) all other necessary action and proceedings as may be required and permitted by Applicable Law, for the legal and valid transfer of the Purchased LP Units and Purchased GP Shares to Volvo Canada and the Purchased JVCo Shares to Volvo Sweden, and promptly provide copies of all such notices and filings to Volvo Sweden.

(e)	Reporting Requirements.

Westport Inc will file with each provincial securities regulator in Canada all reports required to be filed pursuant to Applicable Law relating to securities on a timely basis taking into account any and all extensions granted or permitted by the applicable securities regulator, and refrain from terminating its status as a reporting issuer in each such province.

(f)	HPDI IP Licenses.

Westport Inc shall hold any monies, royalties or other benefits received by it (or another member of the Westport Group) under any HPDI IP Licenses as trustee for the Limited Partnership (or other relevant member of the JV Group) from the date of the Investment Closing and shall, as soon as reasonably practicable following receipt of the same, account to the Limited Partnership (or other relevant member of the JV Group) for all such monies, royalties or other benefits and pay or deliver such to the Limited Partnership (or other relevant member of the JV Group).

(g)	Undisclosed Contract Terms.

[Redacted – commercially sensitive information]

(h)	Environmental Matters

[Redacted – commercially sensitive information]

(i)	Standalone Costs

(i)	Westport Inc. shall be responsible for financing any and all investments required to make the JV Group fully standalone (the “Standalone State”). Standalone State for this purpose shall be determined by the board of directors of the JVCo, acting reasonably, but shall require that: [Redacted – commercially sensitive information].

(ii)	[Redacted – commercially sensitive information]

(iii)	[Redacted – commercially sensitive information]

6.2	Volvo Sweden Acknowledgments and Covenants

Volvo Sweden acknowledges that:

(a)	Westport Inc may in the future be required by law to disclose its name and other information relating to this Agreement and the transfer hereunder, on a confidential basis, pursuant to the PCMLA; and

(b)	Westport Inc may be required to disclose to securities commissions, stock exchanges or other Governmental Entities the name and address of Volvo Sweden, the number and type of securities purchased and the purchase price for such securities, and, if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, Volvo Sweden covenants that it will, in a timely manner, assist Westport Inc in obtaining such necessary consents and filing such reports, undertakings and other documents with respect to the transfer or distribution of the securities as may be required or requested by Westport Inc to enable Westport Inc to comply with Applicable Law relating to securities or the requirements of any securities commission, stock exchange or other regulatory authority, unless Volvo Sweden or any of its Affiliates is prohibited from so assisting Westport Inc by Applicable Law, or any of such Person’s Organizational Documents, or any material agreement to which Volvo Sweden or any of its Affiliates is party or by which any such Person is bound.

6.3	Interim Operating Covenant.

Prior to the Investment Closing, Westport Inc and its Affiliates shall (within the confines of any Applicable Law relating to competition) operate the HPDI Business in the ordinary course, and, without the prior written consent of Volvo Sweden (which consent shall not be unreasonably withheld, conditioned or delayed), shall not, except as specifically contemplated in the IT Transition Plan or this Agreement:

(a)	amend the Organizational Documents of Westport Inc, any HPDI Seller, the Limited Partnership, the General Partner or any member of the JV Group;

(b)	acquire by merger or consolidation, or merge or consolidate with or purchase all or substantially all of the assets of any corporation, partnership, association, joint venture or other organization which would form or become part of the HPDI Business;

(c)	sell, pledge, dispose of, encumber or license any of the Transferred Assets, the HPDI Business, the LP Units, the GP Shares or incur any Lien in the Limited Partnership or General Partner;

(d)	terminate the employment or engagement of any Material Employee, or any HPDI Employee or HPDI Independent Contractor [Redacted – commercially sensitive information], save for termination for cause, in the event of misconduct by the relevant individual, or in accordance with the expiration of the term in any HPDI Independent Contractor’s contract;

(e)	discontinue or cease to operate all, or a material part, of the HPDI Business;

(f)	in relation to any Transferred Asset or any other revenues, assets, properties, businesses or undertakings relating to the HPDI Business:

(i)	sell, grant a lease of, transfer, license or otherwise dispose of; or

(ii)	purchase, take a lease of (other than in respect of a market rate lease extension for the Canadian Leases for a period not exceeding two years), take a license of or otherwise acquire,

such Transferred Asset, revenue, asset, property, business or undertaking.

(g)	provide or enter into any contract to provide any service to or receive any service from any member of the JV Group (or which would be transferred to a member of the JV Group pursuant to the Asset PA) otherwise than at market value and on an arm’s length basis and as required for the purpose of the proper integration of the HPDI Business into the JV Group;

(h)	enter into any long-term, onerous, unusual or material agreement, arrangement or commitment with respect to which any member of the JV Group may become bound or otherwise liable (whether pursuant to the Transferred Assets Closing or otherwise);

(i)	amend or terminate a material agreement, arrangement or obligation relating to the HPDI Business or terminate any contract or commitment relating to the HPDI Business which is not capable of being terminated without material compensation;

(j)	[Redacted – commercially sensitive information];

(k)	create, grant, issue or amend any Lien over any Transferred Asset;

(l)	in relation to each Property:

(i)	materially vary the terms on which it is held or make any material change to its use;

(ii)	take, or omit to take, any action which could prejudice the continuation of any material lease, tenancy or licence;

(iii)	apply for consent to do something requiring consent under a material lease, tenancy or licence; or

(iv)	agree a new rent or fee payable under a lease, tenancy or licence;

(m)	amend the terms and conditions of employment or engagement of an officer engaged in the HPDI Business or engage (or offer to employ or engage) or terminate (or give notice to terminate) the employment or engagement of any such person;

(n)	except in the ordinary course of the HPDI Business, amend the terms and conditions of employment of any HPDI employee (not being an officer);

(o)	except in the ordinary course of business, award to any of officer of the JV Group or HPDI Employee or HPDI Independent Contractor or any of its/their respective dependant(s) any discretionary bonuses or other discretionary benefits pursuant to the terms of any agreement, arrangement or understanding with any such officer or employee or provide any non-contractual benefit to any such officer or employee or to any of their respective dependants;

(p)	except as consistent with past practice or in accordance with the operation of Westport Inc’s equity and/or performance based compensation plans or required by Applicable Law:

(i)	establish or amend the terms of any Employee Benefit Plan or similar scheme or plan with respect to which a member of the JV Group may become bound or otherwise liable;

(ii)	discontinue (wholly or partly) an Employee Benefit Plan relating to the HPDI Employees; or

(iii)	communicate to a HPDI Employee a plan, proposal or an intention to establish an Employee Benefit Plan or similar scheme or plan;

(q)	take any step which would, or is likely to, materially affect or alter the relationship or any agreements relating to the HPDI Business or the HPDI Employees or HPDI Independent Contractors between any member of the Westport Group and any of its employees, trade unions or other representative bodies;

(r)	except in relation to debt collection in the ordinary course of business (not exceeding US$200,000), initiate, discontinue, compromise or settle any Proceedings or any demand or dispute or waive a right in relation to any Proceedings relating to or which otherwise impacts the HPDI Business;

(s)	enter into any discussions regarding any investigation (actual or threatened) by any Governmental Entity relating to the HPDI Business in any jurisdiction or settle any matter that is the subject of any such investigation;

(t)	assign, charge or otherwise dispose of any Intellectual Property that forms part of the Proprietary Assets; agree to terminate or permit the lapse of any licence, agreement or arrangement concerning, or, except in the ordinary course of the HPDI Business, grant, modify or enter into any licence concerning any Intellectual Property related to the HPDI Business;

(u)	take any action which is inconsistent with (or fail to take any action required to be taken by) the provisions of this Agreement, the USA, the LP Agreement, the JVCo SHA, the Asset PA, the TSA, the Carve Out Plan, the IT Transition Plan or the consummation of the Transferred Assets Closing or the Investment Agreement;

(v)	make or change any Tax election, adopt or change any Tax method of accounting, or enter into any agreement related to Taxes, which impacts a member of the JV Group;

(w)	do anything or omit to do anything, which would or could be a breach of any Permit related to the HPDI Business or the Properties; or

(x)	agree or commit to do any of the foregoing.

6.4	Preservation of the HPDI Business

Prior to the Investment Closing, Westport Inc and its Affiliates shall (within the confines of any Applicable Law relating to competition):

(a)	continue to carry on the HPDI Business in the ordinary course without any interruption and so as to maintain the same as a going concern and shall conduct or cause the HPDI Business to be conducted in a diligent and prudent manner;

(b)	incur and commit to capital expenditure and make proper provisions and allowances for such capital expenditure in the ordinary course of the HPDI Business consistent with past practice and in accordance with the capital expenditure forecast set out in the 2024 budget and forecast included within the Initial Business Plan;

(c)	conduct the HPDI Business in all material respects in accordance with all Applicable Law in any relevant jurisdiction;

(d)	use all reasonable endeavours to retain and preserve the goodwill of, and existing relationships with, all clients, customers and suppliers of the HPDI Business;

(e)	consult Volvo Sweden regularly and on no less than a weekly basis about the transfer of the HPDI Business to the JV Group and the conduct of the business of the JV Group;

(f)	protect, defend, enforce, maintain and renew each material Intellectual Property that forms part of the Proprietary Assets and continue any pending application for any such material Intellectual Property (and shall procure that each other member of the Westport Group shall do so); and

(g)	protect, defend, enforce, maintain and renew (as applicable) the Permits related to the HPDI Business or the Properties (including, for the avoidance of doubt, any required work permits of the HPDI Employees or HPDI Independent Contractors) and continue any pending application in respect of any Permits related to the HPDI Business or the Properties and not apply for, seek amendment to or otherwise vary the terms, provisions or conditions of, or seek to surrender, any Permit related to the HPDI Business or the Properties (except, in each case, as requested otherwise by Volvo Sweden).

6.5	HPDI Employees

(a)	Each Party shall give the other such assistance as it (or the JV Group) may reasonably require to comply with the Transfer Regulations in relation to the HPDI Employees.

(b)	Westport Canada shall:

[Redacted – commercially sensitive information]

6.6	Finalization of Transaction Documents

(a)	Following the date hereof, the Parties shall cooperate in good faith to discuss and agree to the final legal and operational structure for the joint venture in order to pursue the Business Objective in the most operationally efficient manner, having regard to legal and tax considerations. Such agreement will cover:

(i)	[Redacted – commercially sensitive information]

(ii)	[Redacted – commercially sensitive information]

(iii)	Contractual arrangements with third parties: the JV Group contracting parties to supply agreements, development agreements and customer agreements with third parties and related invoicing flows;

(iv)	Intra-group agreements: the nature and scope of agreements and invoicing flows between members of the JV Group, including transfer pricing considerations as determined by the commissioning of appropriate transfer pricing studies or otherwise; and

(v)	Consequential changes to this Agreement: any amendments required to this Agreement or any other Transaction Document [Redacted – commercially sensitive information] or any other matter referred to above, including, but not limited to: (i) considering whether any additional approvals of Governmental Authorities are required; and (ii) resulting changes to the definitions of “Business Day” and “JVCo” and the provisions of Section 2.1.

(b)	Following the date hereof and prior to Investment Closing, the Parties shall cooperate in good faith to finalize all matters indicated as outstanding or subject to final agreement in the Transaction Documents, including making such amendments to the JV SHA as are required by Applicable Law [Redacted – commercially sensitive information] and the Parties shall negotiate and agree to the following:

(i)	the Initial Business Plan, based on the draft attached at Exhibit J;

(ii)	the Asset PA and its schedules, including the Carve Out Steps Plan, based on the form attached at Exhibit I;

(iii)	the TSA and its service schedules, based on the form attached at Exhibit H;

(iv)	the final form of IT Transition Plan;

(v)	the Raw Material Agreement, based on the principles set out in the Price Agreement;

(vi)	the Westport Inc Non-Compete, to replicate the terms of the non-compete provisions given by Westport Canada in the LP Agreement and USA; and

(vii)	the Canadian Bill of Sale and General Conveyance, the IP Assignment(s), the Assignment and Assumption Agreement, the License Agreement, each Assignment and Assumption of Lease, each other Local Conveyances, the Deeds of Release, the Payout Letters, the Italy Deed of Transfer, the Employment Agreement, the Supply Agreement (each as defined in the Asset PA) and the written waivers, referred to in Section 8.2(a)(xv) of the Asset PA.

(c)	[Redacted – confidential information].

(d)	[Redacted – confidential information].

(e)	[Redacted – commercially sensitive information].

(f)	[Redacted – commercially sensitive information].

(g)	Each of the Parties hereto covenant and agree that, if requested by Westport Canada, they shall cause the JV Entities to enter into good faith negotiations with Westport Canada for: (i) the grant to Westport Canada of a non-exclusive, royalty-bearing license to the Intellectual Property that forms part of the Transferred Assets, solely for use outside of the HPDI System and in connection with the retrofit of engines and/or fuel systems in the aftermarket; and (ii) a supply agreement to allow for the supply of components required to retrofit such engines and/or fuel systems.

6.7	Availability of employees

After Investment Closing, Westport Inc shall make available to the JV Group and Westport Inc and Volvo Sweden shall procure that the JV Group make available to Westport Inc the assistance of such employees as remain employed by Westport Inc or a member of the Westport Group (in the case of the JV Group) or a member of the JV Group (in the case of Westport Inc) as Westport Inc or any member of the JV Group, as applicable, may require in connection with the conduct of any Proceedings against Westport Inc (or any member of the Westport Group) or any member of the JV Group, or the preparation of any required tax filing or support for any audit, and of which such employees have particular knowledge by virtue of their involvement in the matter giving rise to those Proceedings or otherwise.

6.8	Notice obligation upon change of Westport Inc outbound licenses

Westport Inc undertakes to inform Volvo Sweden and the JV Group of any termination, modification, renewal, restatement or other change of licenses granted by any member of the Westport Group to a Third Party with respect to, or effect for, any of the Transferred Assets.

6.9	Assignment of Abandoned Patent Rights

[Redacted – commercially sensitive information]

6.10	Information Technology

(a)	Westport Inc and Westport Canada shall procure that at Investment Closing, the JV Group shall either own or have the right to use (whether pursuant to the TSA or pursuant to licenses or sub-licenses granted or procured pursuant to the Asset PA) all information technology and computer systems (including the hardware, software, databases, data communication lines, network and telecommunication equipment, internet-related information technology infrastructure, wide area network and other telecommunications or information technology equipment as well as configurations and data pertaining thereto) which are required for the operation of the HPDI Business in the ordinary course by the JV Group in the same, or reasonably equivalent, manner as the HPDI Business was operated by the Westport Group at the date of this Agreement.

(b)	In respect of the Transferring Software (as defined in the Asset PA), if the consent of the relevant licensor of such Transferring Software to the transfer and/or assignment of such Transferring Software to the JV Group has not been obtained prior to Investment Closing, Westport Inc and Westport Canada shall procure (at their cost) Software which provides the same functions, solutions or other features as the applicable Transferring Software, and provided with the same configurations and the same data as the applicable Transferring Software, for unlimited use in the HPDI Business and for the same scope as the respective member of the Westport Group's license to such Transferring Software and as required for the HPDI Business as currently conducted and for the scope, number of users, territory as currently planned to be conducted, to be ready to be used at Investment Closing.

6.11	Data Room Delivery

Within five Business Days following the date of this Agreement, Westport Inc shall deliver (or cause to be delivered) to Volvo Sweden (or its legal representatives) four copies of the contents of the Data Room as at the date of this Agreement (contained in a USB).

Article VII
INDEMNIFICATION AND DISPUTES

7.1	Indemnity.

(a)	Westport Inc hereby agrees to indemnify and defend and hold harmless Volvo Sweden, and its Affiliates, successors and assigns and each of their respective officers, directors, employees and agents or, at Volvo Sweden’s discretion, the relevant member of the JV Group (a “Volvo Indemnified Party” or collectively the “Volvo Indemnified Parties”) from and against, and agree to pay or cause to be paid to the Volvo Indemnified Parties all amounts equal to the sum of, any and all [Redacted – confidential information] (“Losses”), of such Volvo Indemnified Parties that the Volvo Indemnified Parties may incur or suffer (including all reasonable legal fees and expenses) which arise in relation to or result from: (i) any breach of any of Westport Inc’s or any of its Affiliate’s representations or warranties in this Agreement or any other Transaction Document; (ii) failure by Westport Inc or Westport Canada to perform any of its covenants or agreements, in this Agreement or in any other Transaction Document (including the Asset PA) or in any certificate or document delivered pursuant hereto or any other Transaction Document (including the Asset PA), in each case including any third-party claims arising or resulting from such breach or failure, except to the extent such Losses arise out of the gross negligence or willful misconduct of Volvo Sweden, its Affiliates, successors and assigns and their respective officers, directors, employees and agents and/ or (iii) the matters set out in Schedule 4. For the purposes solely of calculating the amount of Losses that result from any breach of any representation or warranty that has occurred for purposes of Section 7.1(a)(i), all materiality and Material Adverse Effect qualifiers contained in Westport Inc’s or any of its Affiliate’s representations or warranties in this Agreement or any other Transaction Document shall be disregarded therefrom. Subject to Section 7.8, the rights of Volvo Sweden hereunder shall be in addition to, and not in lieu of, any other rights and remedies which may be available to it or to any of its Affiliates or any member of the JV Group by Applicable Law or under the Charter and Bylaws of Westport Inc, the Limited Partnership, the General Partner, the JVCo or the Transaction Documents. For the avoidance of doubt, and subject to Section 7.10, in the event that Westport Inc is obliged to indemnify a Volvo Indemnified Party pursuant to this Section 7.1(a), Volvo Sweden may, at its sole option, direct Westport Inc to make payment to the relevant member of the JV Group which had suffered such Loss (in which case the payment will be equivalent to 100% of the Loss suffered by the relevant member of the JV Group); provided that, with respect to any indemnity payments in connection with the [Redacted – commercially sensitive information], Westport Inc shall make the indemnity payment to the applicable member of the JV Group that suffered the associated Loss.

(b)	Volvo Sweden hereby agrees to indemnify and defend and hold harmless Westport Inc, each of its Affiliates, successors and assigns and each of its officers, directors, employees and agents (a “Westport Indemnified Party” or collectively the “Westport Indemnified Parties”) from and against, and agrees to pay or cause to be paid to Westport Indemnified Parties all Losses that Westport Indemnified Parties may incur or suffer (including all reasonable legal fees and expenses) which arise in relation to or result from: (i) any breach of any of its representations or warranties in this Agreement or any other Transaction Document; (ii) failure by Volvo Sweden or its Affiliates to perform any of its covenants or agreements, in this Agreement or in any other Transaction Document or in any certificate or document delivered pursuant hereto or any other Transaction Document, including any third-party claims arising or resulting from such breach or failure, except to the extent such Losses arise out of the gross negligence or willful misconduct of Westport Inc or its respective Affiliates, successors and assigns and their respective officers, directors, employees and agents; or (iii) [Redacted – commercially sensitive information]. The rights of Westport Inc hereunder shall be in addition to, and not in lieu of, any other rights and remedies which may be available to it by Applicable Law or under the Charter and Bylaws of Westport Inc or the Transaction Documents.

7.2	Procedures.

(a)	If a third party (including a Governmental Entity) shall notify a Volvo Indemnified Party or a Westport Indemnified Party (an “Indemnified Party”) with respect to any matter that may give rise to a claim for indemnification under the indemnity set forth above in Section 7.1, the procedure set forth below shall be followed.

(i)	Notice. The respective Indemnified Party shall give to the Party providing indemnification (the “Indemnifying Party”) written notice of any claim, suit, judgment or matter for which indemnity may be sought under Section 7.1 promptly but in any event within 20 Business Days after the Indemnified Party receives notice thereof; provided, however, that failure by the Indemnified Party to give such notice shall not relieve the Indemnifying Party from any liability it shall otherwise have pursuant to this Agreement except to the extent that the Indemnifying Party is actually prejudiced by such failure. Such notice shall set forth in reasonable detail: (x) the basis for such potential claim; and (y) the dollar amount of such claim (to the extent determinable). The Indemnifying Party shall have a period of 20 Business Days within which to respond thereto. If the Indemnifying Party does not respond within such 20 Business Day period, the Indemnifying Party shall be deemed to have accepted responsibility for such indemnity.

(ii)	Defense of Claim. Subject to Section 7.10, with respect to a claim by a third party against an Indemnified Party for which indemnification may be sought under this Agreement, the Indemnifying Party shall have the right, at its option, to be represented by counsel of its choice and to assume the defense or otherwise control the handling of any claim, suit, judgment or matter for which indemnity is sought, which is set forth in the notice sent by the Indemnified Party, by notifying the Indemnified Party in writing to such effect within 20 Business Days of receipt of such notice; provided, however, that the Indemnified Party shall have the right to employ counsel to represent it if, in the Indemnified Party’s reasonable judgment based upon the advice of counsel, it is advisable in light of the separate interests of the Indemnified Party, to be represented by separate counsel, and in that event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party but only in respect of one counsel (chosen by the Indemnified Party) plus appropriate local counsel, if applicable, for all Indemnified Parties. If the Indemnifying Party does not give timely notice in accordance with the preceding sentence, the Indemnifying Party shall be deemed to have given notice that it does not wish to control the handling of such claim, suit or judgment. In the event the Indemnifying Party elects (by notice in writing within such twenty Business Day period) to assume the defense of or otherwise control the handling of any such claim, suit, judgment or matter for which indemnity is sought, the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from and against any and all reasonable professional fees (including attorneys’ fees, accountants, consultants and engineering fees) and investigation expenses incurred by the Indemnified Party after it provides notice under clause (i) and prior to such election, notwithstanding the fact that the Indemnifying Party may not have been so liable to the Indemnified Party had the Indemnifying Party not elected to assume the defense of or to otherwise control the handling of such claim, suit, judgment or other matter. In the event that the Indemnifying Party does not assume the defense or otherwise control the handling of such matter, the Indemnified Party may retain counsel, as an indemnification expense, to defend such claim, suit, judgment or matter.

(iii)	Final Authority. The Parties shall cooperate in the defense of any such claim or litigation and each shall make available all books and records which are relevant in connection with such claim or litigation. In connection with any Proceeding with respect to which the Indemnifying Party has assumed the defense or control, the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to any matter unless: (i) there is no finding or admission of any violation of law or any violation of the rights of any person on the part of the Indemnified Party; (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (iii) the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. In connection with any Proceeding with respect to which the Indemnifying Party has not assumed the defense or control, the Indemnified Party may not compromise or settle such claim without the consent of the Indemnifying Party, which shall not be unreasonably withheld.

(b)	Claims Between the Indemnifying Party and the Indemnified Party. Any claim for indemnification under this Agreement which does not result from the assertion of a claim by a third party shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party. The Indemnifying Party shall have a period of 20 Business Days within which to respond thereto.

7.3	Survival.

The representations and warranties of the Parties contained in this Agreement shall survive [Redacted – confidential information] following the Investment Closing, except that: (i) the representations and warranties of Westport Inc contained in Sections [Redacted – confidential information] will survive indefinitely; (ii) the representations and warranties of Westport Inc contained in Section 4.15 shall survive for a period of sixty (60) days following the expiration of the last applicable limitation period under any applicable Tax legislation with respect to any taxation year to which those representation and warranties relate (taking into account any extensions or waivers thereof); and (iii) the representations and warranties of Volvo Sweden contained in Section 5.1 will survive indefinitely. After such periods, the Party making such representations and warranties shall have no further liability hereunder with respect to such representations and warranties except in the case of fraud or wilful default or with respect to claims made within such periods in accordance with the terms of this Agreement. All of the covenants or other agreements of the Parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance.

7.4	Limitations on Indemnification.

Except in connection with any breach of the representations and warranties of Westport Inc contained in Sections [Redacted – confidential information] and in the absence of fraud, wilful misconduct or intentional breach or misrepresentation of a representation or warranty by Westport Inc, any intentional non-compliance with Applicable Law by Westport Inc or any of its Affiliates or any criminal or penal proceeding against Westport Inc or any of its Affiliates (for which there shall be no limitations or thresholds):

(a)	[Redacted – commercially sensitive information]; and

(b)	[Redacted – commercially sensitive information].

7.5	Disputes.

If Volvo Sweden and Westport Inc are unable to agree with respect to the amount or timing of payment for any portion of the Earn Out Purchase Price, Adjusted Initial Purchase Price or any of the components thereof, such dispute shall be resolved pursuant to Section 2.3 and/or be referred to the Independent Accountant for resolution in accordance with paragraph 2 of Part 3 in Schedule 1, as applicable. Any and all other disputes arising between the parties with respect to this Agreement and which are unable to be settled by negotiation between the parties shall be settled by referral to arbitration in accordance with the procedures set out at Schedule 3 (the “Arbitration”).

7.6	Mitigation

(a)	Obligation to mitigate. Nothing in this Agreement shall reduce or eliminate an Indemnified Party’s obligations at law to mitigate any Losses indemnifiable under this Article VII.

(b)	Recovery against third parties. If any Losses indemnifiable under this Article VII, can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall, at the Indemnifying Party’s expense (for which purpose the Indemnifying Party shall provide the Indemnified Party with reasonable security in advance, if so requested) take reasonable steps to enforce such recovery, settlement or payment, provided that (i) nothing in this Section 7.6 shall preclude the Indemnified Party from pursuing a claim against the Indemnifying Party and (ii) the Indemnified Party shall not be required to take any of those steps where the taking of any such steps would damage, or would be likely to damage, any trading relationship of, or the goodwill of, its Group or any member of the JV Group (including as a result of the Indemnified Party being required to make a claim against a material customer or supplier of such Indemnified Party or defending a claim by a material customer or supplier against the Indemnified Party) and the amount of any Losses of the Indemnified Party shall be reduced by the net amount (after taking into account costs and expenses and any Tax payable) of insurance proceeds or other benefits and recoveries actually paid to the Indemnified Party with respect to the subject matter of such claim. If an Indemnified Party receives insurance proceeds or other benefits and recoveries directly relating to any Losses for which it has received any indemnification payment under this Article VII, such Indemnified Party shall refund to the Indemnifying Party the net amount (after taking into account costs and expenses and any Tax payable) of such insurance proceeds or benefits and recoveries when received, up to the amount of such indemnification payment. Nothing contained in this Section shall be construed as limiting or restricting in any manner an insurer’s subrogation rights in respect of the Indemnified Party’s indemnification claim against the Indemnifying Party.

7.7	Prior Knowledge

Notwithstanding anything to the contrary contained in this Article VII, Volvo Sweden acknowledges and agrees that Westport Inc’s indemnification obligations under Section 7.1(a)(i) shall not apply with respect to a breach of the representations and warranties made by Westport Inc pursuant to Article IV (except Sections [Redacted – confidential information]) to the extent that the matter, event or circumstance which causes the representations and warranties made by Westport Inc pursuant to Article IV to be breached have been fairly disclosed to the Volvo Knowledge Individuals in the Data Room and the Volvo Knowledge Individuals are aware that the matter, event or circumstance would cause a representation or warranty made by Westport Inc pursuant to Article IV to be breached. For the purposes of this Article 7.7, “fairly disclosed” means that: (i) the Volvo Knowledge Individuals were granted access to the Data Room; (ii) the significance of the information disclosed and its relevance to a particular representation and warranty ought reasonably to be appreciated by the Volvo Knowledge Individuals, taking into account the paragraphs or subject matters in relation to which the information is disclosed; (iii) there is not omitted from the information disclosed any information which has the effect of rendering the information so disclosed misleading in any respect; and (iv) the information is disclosed with sufficient particularity to enable the Volvo Knowledge Individuals to identify the nature and scope of the matter disclosed and to assess the full impact on the JV Group.

7.8	Exclusion of Other Remedies

Except in the case of fraud, wilful misconduct or intentional breach or misrepresentation by a Party: (i) the indemnities provided in this Article VII; and (ii) any remedies under the terms of the USA or JV SHA specifically related to breaches of the representations and warranties contained in this Agreement; constitute the only remedies of an Indemnified Party against the Indemnifying Party in the event of any breach of a representation or warranty of such Indemnifying Party contained in Article IV or Article V of this Agreement. Except as set forth in this Section 7.8, each of the Parties expressly waives and renounces any other remedies whatsoever, whether at law or in equity, which it would otherwise be entitled to in relation to any breach of representation or warranty contained in Article IV, Article V or contained in the Asset PA as against the other Party.

7.9	Payments made pursuant to this Article

(a)	Adjustment to Purchase Price. Unless otherwise required by Applicable Law, any payments made pursuant to this Article VII (other than payments made to a member of the JV Group) shall be treated as an adjustment to the Purchase Price by the Parties and allocated to the Purchased LP Units, the Purchased GP Shares and/or the Purchased JVCo Shares as appropriate and the Parties shall not take any position and shall cause their respective Affiliates and the members of the JV Group to not take any position inconsistent with such treatment for any Tax purpose.

(b)	Gross up. [Redacted – commercially sensitive information].

(c)	Set Off. Volvo Sweden shall be entitled to set off any bona fide claims pursuant to this Article VII and any payments to be made by Westport Inc or Westport Canada pursuant to this Article VII against its (or Volvo Canada’s) obligations to pay any Applicable Earn Out Amount which has become payable in accordance with Section 2.3.

7.10	Environmental Conduct

[Redacted – commercially sensitive information].

Article VIII
MISCELLANEOUS

8.1	Waivers and Amendments.

Unless otherwise provided, any provision of this Agreement may only be amended or modified if such amendment or modification is made or confirmed in a written document, signed by (or on behalf of) Westport Inc and Volvo Sweden and any provision of this Agreement may only be waived upon the written consent of Westport Inc and Volvo Sweden.

8.2	Governing Law.

This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia, and the Federal laws of Canada applicable therein, without regard to the conflict of laws provisions thereof.

8.3	Jury Waiver.

THE PARTIES HEREBY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT.

8.4	Entire Agreement.

This Agreement and the Transaction Documents constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof and thereof and the Term Sheet shall be deemed to be terminated and replaced by this Agreement as at the date hereof.

8.5	Effect of Investment Closing on Existing Agreements.

The Parties, on behalf of themselves and their Affiliates, acknowledge and agree that effective as at and following the Investment Closing Date all existing supply agreements between a member of the Westport Group and a member of the Volvo Group relating to HPDI [Redacted – commercially sensitive information] shall be terminated and replaced in their entirety by the New Supply Agreement.

8.6	Fees and Expenses.

Each Party shall pay their own fees, expenses and disbursements incurred in connection with the negotiation and consummation of the transactions contemplated hereunder, including attorney’s fees and expenses and due diligence or other review conducted prior to the negotiation of this Agreement.

8.7	Notices.

All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt if delivered by hand or by email transmission or five Business Days after being mailed, registered or certified mail, return receipt requested, with postage prepaid to the applicable Parties at the address stated below or if either Party shall have designated a different address or email address by notice to the other Party given as provided above, then to the last address or email address so designated.

If to Westport Inc or Westport Canada:

Westport Fuel Systems Inc.
1691 West 75th Avenue
Vancouver, BC V6P 6P2

Attention: [Redacted – private information]
Email: [Redacted – private information]

with a copy to:

Bennett Jones LLP
4500, 855-2nd Street S.W.
Calgary, AB T2P 4K7

Attention: [Redacted – private information]
Email: [Redacted – private information]

If to Volvo Sweden:

Volvo Business Services International AB
405 08 Göteborg, Sweden

Attention: [Redacted – private information]
Email: [Redacted – private information]

with a copy to:

Greenberg Traurig, LLP
The Shard, Level 8
32 London Bridge Street
London, England
SE1 9SG

Attention: [Redacted – private information]
Email: [Redacted – private information]

8.8	Validity.

If any provision of this Agreement or any of the Transaction Documents shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions thereof shall not in any way be affected or impaired thereby.

8.9	Counterparts.

This Agreement may be executed in any number of counterparts. This Agreement, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or in portable document format or by other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of either Party hereto or to any such agreement or instrument, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to the requesting Party. Neither Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine, portable document format or by other electronic means to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, in portable document format or by other electronic means as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

8.10	Confidentiality and Publicity.

(a)	The Non-Disclosure Agreement shall cease to have any effect from the date of this Agreement.

(b)	Subject to Sections 8.10(c) and 8.10(d), each Party shall: (i) treat as confidential, and shall not disclose to any person, information obtained during negotiations relating to any Transaction Document or as a result of entering into any Transaction Document which relates to: (a) the provisions of any Transaction Document (which have not been disclosed pursuant to Section 8.10(d)) and including the Carve Out Plan, the IT Transition Plan and the Transferred Assets; (b) the negotiations relating to any Transaction Document; (c) the subject matter of any Transaction Document (where not already disclosed pursuant to Section 8.10(d)); or (d) the other Party or another member of its Group (such information collectively being “Confidential Information”); (ii) make commercially reasonably efforts to prevent the disclosure of Confidential Information; and (iii) limit the use of such Confidential Information to the purposes for which it was disclosed; and (iv) ensure that each member of its Group complies with the provisions of this Section 8.10(b)(i), 8.10(b)(ii) and 8.10(b)(iii) as if the provisions of those Sections were expressed to apply to it. For the avoidance of doubt, any confidential information of Westport Inc, or any of its Affiliates, to be transferred to the Limited Partnership (or another member of the JV Group) pursuant to the Asset PA shall, as between the Parties, be deemed to be the Confidential Information of Westport Inc prior to the Transferred Assets Closing.

(c)	Notwithstanding the provisions of Section 8.10(b), each Party and each member of its Group may disclose Confidential Information (including by way of a public announcement or press release), if and to the extent: (i) the disclosing Party has given its prior written consent to the disclosure; (ii) required by Applicable Law, based on the advice of counsel, so long as prior to such disclosure, such Party consults, in good faith, with the other Parties on such disclosure; (iii) required for the purpose of any arbitration pursuant to Section 7.5; (iv) required by any Governmental Entity to which that party is subject or submits (including any securities exchange), whether or not the requirement for disclosure has the force of law, based on the advice of counsel, so long as prior to such disclosure (and to the extent permitted), such Party consults, in good faith, with the other Parties on such disclosure; (v) such information has already come into the public domain through no fault of that Party or other member of its Group; (vi) made to the professional advisors, auditors or bankers of that Party (or of any member of its Group) or the officers or employees of that Party (or of any member of its Group), provided that the Party making the disclosure shall procure that each of those persons comply with Section 8.10(b) as if the provisions of that Section were expressed to apply to it; or (vii) such disclosure is to any Governmental Entity in connection with the Tax affairs of that Party or any member of its Group.

(d)	The Parties acknowledge that this Agreement, the Limited Partnership Agreement, the JV SHA and the USA will constitute material agreements of Westport Inc and shall be required to be filed with the Canadian Securities Administrators and made publicly available via SEDAR+ and with the Securities and Exchange Commission via the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

8.11	Succession and Assignment.

Except as otherwise expressly provided in this Agreement and subject to the other Transaction Documents and Applicable Law, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, permitted transferees, heirs, executors and administrators of the Parties. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, other than, in the case of Volvo Sweden, which may assign its rights under this Agreement to another member of the Volvo Group for so long as that entity remains a member of the Volvo Group and provided that Volvo Sweden shall remain jointly liable for all of the obligations of Volvo Sweden hereunder. Volvo Sweden shall procure that such entity assigns any rights assigned to it in accordance with this Section 8.11 back to Volvo Sweden immediately before that entity ceases to be a member of the Volvo Group. If there is an assignment of any of Volvo Sweden’s rights under this Agreement in accordance with this Section 8.11, Westport Inc and Westport Canada may discharge their obligations under this Agreement to Volvo Sweden until they receives notice of the assignment and the assignee may enforce this Agreement as if it were named in this Agreement as Volvo Sweden, but Volvo Sweden shall remain liable for any obligations under this Agreement and the liability of Westport Inc and Westport Canada to such assignee shall not be greater than it would have been had such an assignment not taken place.

8.12	Termination; Survival.

(a)	This Agreement may be terminated: (i) with the consent of each Party to the termination of this Agreement; or (ii) at any time prior to the Investment Closing by (x) Westport Inc or Westport Canada in writing, if the Volvo Sweden has; or (y) Volvo Sweden if Westport Inc or Westport Canada has, in any material respect, breached: (A) any covenant or agreement contained herein; or (B) any representation or warranty contained herein, and in either case of clause (A) or (B) if such breach has not been cured by the date 20 Business Days after the date on which written notice of such breach is given to the Party committing such breach. In the event this Agreement is terminated for any reason, this Agreement shall have no further effect, except that (w) each Party’s obligation to hold information in strict confidence pursuant to Section 8.10 shall continue to remain in effect for a period of one year thereafter; (x) the obligations of Article VII shall continue for a period of one year thereafter; and (y) the provisions set forth in Sections 6.1(e), 8.2, 8.3, 8.6 and 8.11 shall remain in full force and effect, and each such section shall survive such termination indefinitely.

(b)	A termination pursuant to Section 8.12(a)(ii) shall not relieve the breaching Party from liability for an uncured willful breach of any covenant or agreement contained herein.

8.13	Currency.

(a)	Unless otherwise provided, all dollar amounts referred to in this Agreement are to the lawful money of the United States of America.

(b)	For the purpose of converting amounts specified in one currency into another currency where required, the rate of exchange to be used shall be the rate published by the European Central Bank as at the close of business on the Business Day immediately prior to the date of conversion.

8.14	Further Assurances.

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may require, acting reasonably, from time to time, for the purpose of giving effect to this Agreement and the Asset PA and shall take such steps as may be reasonably within its power to implement the full extent of this Agreement and the Asset PA.

8.15	Privacy.

(a)	The Parties agree that any Transferred Information disclosed is necessary for the purposes of: (i) determining if the Parties shall proceed with the transactions contemplated hereby; and (ii) completing such transactions.

(b)	Each Recipient covenants and agrees:

(i)	prior to the completion of the transaction contemplated hereby:

(A)	to use and disclose the Transferred Information solely for purposes related to the transaction contemplated hereby; and

(B)	to protect the Transferred Information by security safeguards appropriate to the sensitivity of the information.

(c)	After the completion of the transaction contemplated hereby, each Party covenants and agrees to:

(A)	collect, use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates, unless (A) the Disclosing Party and/or the Recipient have first notified such individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;

(B)	to protect the Transferred Information by security safeguards appropriate to the sensitivity of the information; and

(C)	to give effect to any withdrawal of consent made in accordance with Applicable Law by an individual to whom the Transferred Information relates.

(d)	The Recipient shall return or destroy the Transferred Information within a reasonable time, at the option of the Disclosing Party, should the transaction contemplated hereby not be completed.

(e)	Where required by Applicable Law, Westport Inc shall promptly notify the individuals about whom the Transferred Information relates that the transactions contemplated hereby have taken place and that their personal information has been disclosed.

(f)	The Parties agree that the primary purpose or result of the transactions contemplated hereby is not the purchase, sale or other acquisition or disposition, or lease, of personal information.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date and year first written above.

WESTPORT FUEL SYSTEMS INC.

Per:
Name: Title: Chief Executive Officer
Per:
Name: Title:

WESTPORT FUEL SYSTEMS CANADA INC.

Per:
Name: Title: Chief Executive Officer
Per:
Name: Title:

VOLVO BUSINESS SERVICES INTERNATIONAL AB

By:
Name:
Title:

Schedule 1
Adjustment to Initial Purchase Price and Closing Accounts

[Redacted – Commercially sensitive information]

Schedule 2 Earn Out

[Redacted – Commercially sensitive information]

Schedule 3 Arbitration

[Redacted – Commercially sensitive information]

Schedule 4 Indemnification

[Redacted – Commercially sensitive information]

Schedule 5 Disclosure Schedule

[Redacted – Commercially sensitive information]

Exhibit A

Form of Limited Partnership Agreement

[Redacted – To be filed separately as a Material Agreement following execution]

Exhibit B

Form of Unanimous Shareholders Agreement

[Redacted – To be filed separately as a Material Agreement following execution]

Exhibit C

Form of JVCO Shareholders Agreement

[Redacted – To be filed separately as a Material Agreement following execution]

Exhibit D

Form of Price Agreement

[Redacted – Commercially sensitive information]

Exhibit E

Form of Framework Agreement

[Redacted – Commercially sensitive information]

Exhibit F

Form of Development Agreement Novation

[Redacted – Commercially sensitive information]

Exhibit G

Carve Out Plan

[Redacted – Commercially sensitive information]

Exhibit H

Form Of TSA

[Redacted – Commercially sensitive information]

Exhibit I

Form Of Asset PA

[Redacted – Commercially sensitive information]

Exhibit J

Initial Business Plan

[Redacted – Commercially sensitive information]

Exhibit K

Form Of Pro Forma Consent to Assignment

[Redacted – Commercially sensitive information]

Exhibit L

Form Of Pro Forma IP Consent to Assignment

[Redacted – Commercially sensitive information]